CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee
Common shares, without par value (1) (2)	U.S.$330,774,397.20	U.S.$37,906.75 (3)

(1)
Includes common shares to be offered and sold in the United States (including common shares that may be sold pursuant to the international underwriters’ over-allotment option) and common shares that are being offered in Brazil and elsewhere other than the United States but which may be resold in the United States in transactions requiring registration under the Securities Act. Offers and sales of common shares outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this registration statement. A portion of the common shares will be represented by American Depositary Shares (“ADSs”). Each ADS represents five common shares.

(2)
A separate Registration Statement on Form F-6 (File No. 333-175684) was filed and was immediately effective on July 20, 2011.  The Registration Statement on Form F-6 relates to the registration of the American Depositary Shares.

(3)	The filing fee of U.S$37,906.75 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-176848

Prospectus Supplement
(To Prospectus dated September 15, 2011)

190,796,858 Common Shares

Including Common Shares in the Form of American Depositary Shares

We are selling 190,796,858 common shares in a global offering, which consists of an international offering in the United States and other countries outside Brazil and a concurrent offering in Brazil.  These common shares may be offered directly or in the form of American Depositary Shares, or ADSs, each of which represents five common shares.

Holders of our common shares will be given the opportunity to subscribe for common shares in the Brazilian offering on a priority basis at the public offering price to the extent necessary to preserve their ownership interest in us as of a record date to be determined.  The priority subscription procedure will not be made available to holders of our ADSs.  See “The Offering − Pro rata subscription rights.”  TIM Brasil Serviços e Participações S.A., our controlling shareholder, has indicated to us that they will fully exercise their priority rights in the Brazilian offering.  The number of common shares available for sale in this global offering will be reduced to the extent that existing holders of our common shares subscribe on the priority basis for common shares.

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “TSU.” The closing price of the ADSs on the NYSE on October 4, 2011 was US$24.12 per ADS.  Our common shares are listed on the Novo Mercado listing segment of the São Paulo Stock Exchange under the symbol “TIMP3.”  The closing price of the common shares on the São Paulo Stock Exchange on October 4, 2011 was R$8.68 per share.

	Per ADS		Per share			Total
Public offering price	US$	22.80	R$	8.60		R$	1,640,852,978.80
Underwriting discounts and commissions(1)	US$	0.57	R$	0.22		R$	13,561,498.03
Proceeds to us	US$	22.23	R$	8.53	(1)	R$	1,627,291,480.77

(1)	Underwriting discount is not applied to common shares purchased by our controlling shareholder in the priority offering.

Morgan Stanley & Co. LLC, upon notice to Itau BBA USA Securities, Inc., has an option to purchase, on behalf of the international underwriters, up to 9,461,510 additional common shares in the form of ADSs from us, minus the number of common shares sold pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any.  Banco Morgan Stanley S.A. has, upon notice to Banco Itaú BBA S.A., an option to purchase up to 9,461,510 additional common shares from us, minus the number of common shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to Morgan Stanley & Co. LLC, to cover over-allotments of common shares, if any.  The over-allotment options of Morgan Stanley & Co. LLC and Banco Morgan Stanley S.A. may be exercised so long as, on the date of this prospectus supplement, the Brazilian and international underwriters agree to over-allot common shares or ADSs.

Investing in our common shares and ADSs involves risks.  See “Risk Factors” beginning on page S-17 of this prospectus supplement.

Delivery of the ADSs will be made through the book-entry facilities of The Depository Trust Company, or DTC, on or about October 11, 2011. Delivery of our common shares will be made in Brazil through the book-entry facilities of the BM&FBOVESPA on or about October 10, 2011.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

Itaú BBA	Morgan Stanley

The date of this Prospectus is October 4, 2011

You should rely only on the information incorporated by reference or provided in this prospectus supplement and in the accompanying prospectus. We have not authorized anyone else to provide you with different information. This prospectus supplement is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

Prospectus Supplement
Page

About This Prospectus Supplement	S-ii
Incorporation of Certain Documents by Reference	S-iii
Presentation of Financial and Other Information	S-iv
Cautionary Statement Regarding Forward-Looking Statements	S-vi
Summary	S-1
The Offering	S-11
Summary Financial and Operating Data	S-14
Risk Factors	S-17
Use of Proceeds	S-32
Capitalization	S-33
Exchange Rates	S-34
Recent Developments	S-35
Principal Shareholders	S-44
Underwriting	S-45
Expenses of the Global Offering	S-51
Legal Matters	S-51
Experts	S-51

Prospectus

About This Prospectus	i
Where You Can Find More Information	i
Incorporation of Certain Documents by Reference	ii
Cautionary Statement Regarding Forward-Looking Statements	iii
TIM Participações S.A.	1
Use of Proceeds	2
Capitalization	3
Price History	4
Description of Capital Stock	6
Description of American Depositary Receipts	15
Taxation	25
Plan of Distribution	32
Legal Matters	32
Experts	32
Service of Process and Enforcement of Judgments	33

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, unless the context otherwise requires, references to “Company,” “TIM,” “we,” “us,” “our,” “our company,” and “the company” refer to TIM Participações S.A. and its consolidated subsidiaries.  References to “TIM Celular” are to our subsidiary TIM Celular S.A.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus.  Neither the international underwriters, Brazilian underwriters nor we have authorized anyone to provide you with information that is different from, or additional to, that contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell our common shares or the ADSs. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

This prospectus supplement and the accompanying prospectus are being used in connection with the offering of common shares, including common shares in the form of ADSs, in the United States and other countries outside Brazil. We are also offering common shares in Brazil by means of a prospectus in the Portuguese language. The Brazilian prospectus, which has been filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the CVM), is in a format different from that of this prospectus supplement and the accompanying prospectus, and contains information not generally included in documents such as this prospectus supplement and the accompanying prospectus. This offering of common shares, including common shares in the form of ADSs, is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus supplement and the accompanying prospectus.

Any investors outside Brazil purchasing common shares directly (not in the form of ADSs) must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the Brazilian National Monetary Council (Conselho Monetário Nacional, or the CMN), the CVM and the Central Bank of Brazil, or the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN and Law No. 4,131 of September 3, 1962, as amended. No offer or sale of ADSs may be made to the public in Brazil except in circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale of ADSs in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made.

To the extent there is a conflict between the information contained in this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” are to accounting practices adopted in Brazil, references to “U.S. GAAP” are to accounting principles generally accepted in the United States and references to “IFRS” are to accounting practices adopted by the International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB. All references to “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing five common shares. In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

S-ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this prospectus the following documents listed below, which we have already filed with or furnished to the SEC:

(1)	our annual report on Form 20-F/A for the fiscal year ended December 31, 2010 filed on September 15, 2011 and any amendments thereto;

(2)
our reports on Form 6-K filed on July 8, 2011 (material fact), July 29, 2011 and August 3, 2011 (English translation of unaudited interim financial statements for six-month periods ended June 30, 2011 and 2010);

(3)	our Form F-6 Registration Statement filed on July 20, 2011; and

(4)	our Form 8-A filed on July 21, 2011.

All subsequent reports that we file on Form 20-F under the Exchange Act after the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. We may also incorporate by reference any other Form 6-K that we submit to the SEC after the date of this prospectus and prior to the termination of this offering by identifying in such Form 6-K that it is being incorporated by reference into this prospectus.

We will provide without charge to each person to whom this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents. Requests for such copies should be directed to:

TIM Participações S.A.
Avenida das Américas, 3,434, 7th floor
22640-102 – Rio de Janeiro, RJ – Brazil
phone: + 55 (21) 4009-4000
fax: + 55 (21) 4009-3990

S-iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. We prepared our consolidated financial statements included in this prospectus in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to our consolidated financial statements.

The first financial statements of the Company prepared following IFRS issued by the IASB were those as of and for the year ended December 31, 2010 which were filed with the CVM, the local securities regulator in Brazil and made publicly available. The financial information for the Company included in this prospectus should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and “Item 5.  Operating and Financial Review and Prospects” in our annual report on Form 20-F/A for the fiscal year ended December 31, 2010 incorporated by reference herein.

Until December 31, 2009, our consolidated financial statements were prepared in accordance with Brazilian GAAP.  Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/07 and Law No. 11,941/09, or Brazilian corporate law; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC”: the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC”; and the rules and regulations issued by the CVM. After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 2d to our consolidated financial statements as of and for the year ended December 31, 2010, incorporated by reference herein.

On December 30, 2009, TIM acquired Holdco Participações Ltda., which held 100% of the ownership of the telecommunications company Intelig Telecomunicações Ltda., or “Intelig,” from JVCO Participações Ltda., or “JVCO,” in exchange for a 5.14% participation in TIM’s capital stock. We have consolidated Intelig in our results of operations since November 30, 2009. Because Intelig is consolidated in all 12 months of our 2010 results but only one month of 2009, the results from 2010 period are not fully comparable to those of the 2009 period. In order to facilitate the analysis of our business from 2009 to 2010, we have provided certain pro forma 2009 financial information in this prospectus that reflects the acquisition of Intelig as if it had occurred on January 1, 2009. This pro forma financial information has been prepared by combining the results of operations of each of Intelig and TIM. Intelig and TIM had no material intercompany transactions during 2009. Accordingly, no adjustments have been made to the combined Intelig and TIM results in preparing the pro forma financial information.

Market Information

Certain industry, demographic, market and competitive data, including market forecasts, used in this prospectus supplement were obtained from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE”, the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or “FGV”, the Brazilian Central Bank (Banco Central do Brasil), or the “Central Bank” and the global market research firm Synovate, among others. Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, such information has not been independently verified by us. Accordingly, we do not make any representation as to the accuracy of such information.

S-iv

Rounding and Other Information

Some percentages and certain figures included in this prospectus supplement have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables in this prospectus supplement may not be an arithmetic aggregation of the figures that precede them.

S-v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	effects in exchange rate fluctuations; and

•	other risk factors discussed under “Risk Factors” described herein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus supplement might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. As a result of these risks and uncertainties, investors should not base their decisions to invest in this offering on these estimates or forward-looking statements.

S-vi

SUMMARY

This summary highlights selected information about us and the common shares and ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the common shares and ADSs, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement, and the sections entitled “Risk Factors” included elsewhere or incorporated by reference in this prospectus supplement.

Overview

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 56.8 million lines and a market share of 25.8%, based on data from ANATEL as of July 31, 2011.  We led the mobile telecommunications market in net additions of lines in 2010 and in the six-month period ended June 30, 2011, according to ANATEL.  In the six-month period ended June 30, 2011, we added 4.5 million net lines, an increase of approximately 36% compared to the corresponding period ended June 30, 2010.

We operate, through our subsidiaries, TIM Celular and Intelig, in various mobile telecommunications markets throughout Brazil including mobile, fixed and long distance, data transmission and Internet services.  In the six-month period ended June 30, 2011, our gross service revenue was R$10.4 billion, a 17.0% increase from the corresponding period ended June 30, 2010, following an 8.1% increase in gross service revenue from 2009 to 2010.  Our EBITDA increased 10.9% to R$2.2 billion in the six-month period ended June 30, 2011 when compared to the corresponding period ended June 30, 2010, and a 18.4% increase from 2009 to 2010.

Through our GSM network, we serve approximately 94% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in approximately 3,200 municipalities.  We offer extensive data coverage throughout Brazil, with our general packet radio services technology, or GPRS, covering 100% of the country and our EDGE technology reaching 78% of the country, in addition to our sophisticated 3G network covering more than 57% of the urban population of Brazil. Our international roaming agreements include more than 450 networks available in over 200 countries. Our fiber network extends from Northern to Southern Brazil, with an extensive wide area network, or backbone, of approximately 15,000 kilometers, and metropolitan area networks, or backhaul.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service in the Rio de Janeiro and São Paulo metropolitan regions, which together represent 25% of Brazilian GDP and annual telecommunications industry revenues of R$30 billion according to data from IBGE.  Our recent acquisition of AES Atimus provided us with a distinct competitive advantage as the AES Atimus backhauling network is practically twice the size of our next closest competitor in the Rio de Janeiro and São Paulo markets, with over 5,500 kilometers of fiber-optic cable accessible to approximately 550,000 business customers.

We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of multimedia messaging services, or MMS, and the Blackberry product line.  Our mobile phone plans, such as Infinity Pré and Liberty, have transformed the mobile telecommunications market in Brazil, in line with our strategy to increase voice traffic and long distance calls in Brazil and to accelerate the growing trend in the substitution of fixed-line telephone services for mobile telephone services.  In addition, according to a marketing research survey of 12,550 mobile telephone users throughout Brazil conducted by Synovate from April to June 2011 under an agreement with us, we are recognized as market leaders in terms of brand preference and innovation, among other attributes.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (that is, substitution of fixed-line services for mobile services) as we are essentially a pure mobile operator unlike some of our competitors that offer both fixed-line and mobile telephony services. Also, we have a “no subsidy” policy for handset and accessories sales, which helps to avoid pressure on margins and costs as we grow.

In 2009 and 2010, we invested more in our infrastructure than any other mobile telecommunications operator in Brazil, based on capital expenditure data reported by our competitors. We believe this reflects our commitment to enhancing our ability to provide services of the highest quality and respond to the expected increasing demand in voice traffic in Brazil. According to ANATEL, from June 2010 to June 2011, we were a leader in network quality, as the only company to have achieved 100% of the goals set for Personal Communication Service (Serviço Móvel Pessoal, SMP or PCS) providers during that period.

As of June 30, 2011, we had more than 9,000 points of sales through premium shops and dealers (exclusive or multi-brand), in addition to relationships we have established through a network of large, established retail chains. In addition to these retail outlets, our customers have access to prepaid phone service as an alternative channel to access our products and services through supermarkets and newsstands and other smaller retailers, for a total of approximately 400,000 points of sale spread throughout Brazil.

Operating and Financial Data

The following tables present our key operational and financial indicators for the periods indicated:

	Six-Month Period Ended June 30,			Year Ended December 31,
	2011	2010	Variation	2010	2009	Variation
			(%)			(%)
Total clients (thousands)	55,525	44,425	25.0	51,015	41,102	24.1
Prepaid	47,520	37,469	26.8	43,550	34,651	25.7
Postpaid	8,005	6,956	15.1	7,465	6,452	15.7
Gross additions (thousands)	9,257	6,366	45.4	28,608	20,681	38.3
Net line additions (thousands)	2,676	2,057	30.1	9,913	4,700	110.9
Churn (thousands) (1)	6,581	4,309	52.7	18,696	15,981	17.0
ARPU (R$) (2)	21.6	24.2	(10.9)	23.7	26.6	(10.8)
MOU (3)	127	110	15.4	116	83	39.1
SAC (R$) (4)	35	63	(44.8)	54	85	(36.4)
Handsets sold (thousands)	3,507	1,915	83.1	8,012	7,164	11.8
Investments (US$ million) (5)	647	775	38.2	1,707	1,549	4.9
Employees	9,616	9,007	6.8	9,081	9,231	(1.6)

(1)	Number of customers that terminate service in the period.

(2)	Average monthly revenue per user.

(3)	Minutes of use per user.

(4)	Subscriber acquisition cost.

(5)	Converted using the commercial selling rate as reported by the Central Bank on June 30, 2011 for reais into U.S. dollars of R$1.561 per US$1.00.

	As of and for the Six-Month Period Ended June 30,				As of and for the Year Ended December 31,
	2011	2010	Variation		2011	2009 Pro-forma(1)	Variation
	(in millions of R$, except percentages)		(%)		(in millions of R$, except percentages)		(%)
Income Statement Data
Gross revenue	11,591	9,581	21.0		20,319	19,013	6.9
Gross service revenue	10,427	8,915	17.0		18,761	17,296	8.5
Mobile services and other services revenues	9,676	8,331	16.1		17,480	16,222	7.8
Fixed services and other services revenues	751	584	28.6		1,281	1,074	19.3
Sales of mobile handsets	1,164	666	74.8		1,558	1,718	(9.3)
Net operating revenues	8,004	6,855	16.8		14,457	13,747	5.2
EBITDA (2)	2,171	1,957	10.9		4,194	3,541	18.4
EBITDA margin (3)	27.1%	(28.5)%	(1.4	) pp	29.0%	25.8%	3.2	pp
Net income for the period	563	181	212.1		2,212	801	176.0
Net margin (4)	7.0%	2.6%	4.4	pp	15.3%	5.8%	9.5	pp

Balance Sheet Data (period end)
Total indebtedness (5)	3,297	4,224	(21.8)		3,378	4,243	(20.4)
Short term loans	671	1,648	(59.3)		960	1,465	(34.5)
Long term loans	2,640	2,665	(0.9)		2,442	2,856	(14.5)
Derivative transactions	(14)	(89)	84.3		(24)	(79)	(69.6)
Cash and cash equivalents	(1,297)	(1,687)	(23.1)		(2,376)	(2,413)	(1.5)
Net debt (6)	2,000	2,520	(21.2)		984	1,684	(45.2)

(1)
The pro-forma information reflects the Intelig acquisition as if it had occurred on January 1, 2009. See “Presentation of Financial Information.” See “Summary Financial and Operating Data” for our historical 2009 financial information.

(2)
EBITDA is equal to net income before net financial income, income tax and social contribution and depreciation and amortization. EBITDA is not a measure of financial performance according to Brazilian GAAP and IFRS in Brazil, nor should it be considered in isolation or as an alternative to net income, to operating cash flows, or as a measure of liquidity. Other companies may calculate EBITDA differently than we do. Because EBITDA excludes revenue from interest, exchange rate fluctuations, income tax and social contribution, depreciation and amortization, we consider EBITDA to be a useful indicator of overall economic performance of the company. Consequently, we believe that EBITDA serves as a tool to compare operating performance between periods as well as to support certain administrative decisions. Since EBITDA does not consider certain costs inherent to our business that could, in turn, significantly affect our earnings, such as interest, taxes, depreciation, capital expenditures and other related costs, EBITDA has limitations that affect its use as an indicator of our profitability. For a reconciliation of net income to EBITDA, see “Summary Financial and Operating Data.”

(3)	EBITDA margin is EBITDA divided by our net operating revenues.

(4)	Net margin is net income for the period divided by net operating revenues.

(5)	Total indebtedness is short- and long-term loans less revenues from derivative instruments.

(6)
Net debt is the sum of short- and long-term loans less cash and cash equivalents and short-term financial investments.  For a reconciliation of short- and long-term loans to net debt, see “Summary Financial and Operating Data.”

Market Overview

We operate in the mobile telecommunications industry in Brazil, which we believe offers significant growth opportunities.

Brazilian demographics and the growing middle class

Brazilian demographics have changed significantly from 2006 through 2010, with Class C (families with monthly incomes between R$1,100 and R$4,800) having increased from 66 million in 2006 to 102 million in 2010, according to a study by Ipsos Public Affairs released in March 2011.  In addition, 11 million people from Classes D and E are expected to enter into Class C by 2014, according to estimates by the Ministry of Finance released in January 2011.  According to FGV, from July 2009 to July 2010, the average salary in Brazil increased 7.7%, while between December 2002 and December 2008, the average salary in Brazil grew just 3.8%.  We believe this trend of rising incomes, especially among the Brazilian middle class, has benefited the service sector, including telecommunications, with increases in the subscriber base, growth in service use and increased sales volume of handsets and accessories.

Mobile telephony—penetration, voice traffic and fixed-mobile substitution

As of December 31, 2010, the Brazilian mobile telecommunications market was the fourth largest globally in terms of annual revenue and fifth largest globally in terms of number of lines, according to the study “Global Wireless Matrix” conducted in the first quarter of 2011. As of June 30, 2011, the Brazilian mobile telecommunications market had reached a penetration rate of 111.6 lines per 100 inhabitants, with a total of 217.3 million active lines, representing growth of 17.4%, according to ANATEL. We believe the mobile telephone is the means of telecommunication with the largest presence in Brazilian households among all social classes.

The chart below shows the growth of the Brazilian mobile telephone market:

Source: ANATEL

As of December 31, 2010, the penetration of mobile telephones per user reached 64% in Brazil, according to a study conducted by Ipsos Public Affairs at the request of CGI.br , which corrects for the effect of multiple lines per user and the growth of non-human data solutions (that is, machine-to-machine communications) such as points of sale and tracking services that use GSM SIM cards for data communication.  These services are embedded in the penetration rate per line, which shows that there is strong potential for further penetration. By comparison, in Italy, England and Argentina, countries that stand out for high penetration rates for mobile users, these rates exceeded 120% as of December 31, 2010 according to the “Global Wireless Matrix” study.

Despite the strong growth in mobile line penetration, Brazil still has one of the lowest usage rates for voice and data service when compared to developed countries and other emerging countries. Brazil closed the second quarter of 2011 with monthly traffic minutes of usage per user, or MOU, of 110 according to ANATEL, well below the United States, China and India, which have MOUs of 800, 446 and 349, respectively.

Additionally, we believe there is great potential for growth through fixed-mobile substitution. In comparison with other developed markets and emerging markets, Brazil has a relatively high rate of fixed lines, accounting for approximately 50% of the total revenue of Brazil’s phone market, while, for example, in China, this rate is 31%, and in the United States, 41%.  In addition, we believe the fixed telephone market in Brazil suffers from certain structural deficiencies that can be a catalyst for fixed-mobile substitution, including: (1) historical lack of investment in the fixed telephony market, which we believe results in poor service, high rates of complaint and customer dissatisfaction and lack of innovation, and (2) uncompetitive fees as a result of an essentially monopolistic market.

Data network and internet access

The use of the mobile network for data access in Brazil is now the fastest, low cost solution to meet the high demand for Internet access, in light of the low-level of investment in the fixed-line network.  Based on the trend in various countries, including the United States, the United Kingdom and China, where the share of mobile data revenue now accounts for 37%, 36% and 35%, respectively, of net telephone service revenues, we believe that data revenue as a share of net service revenues in Brazil may rise from the current level of 17% to levels comparable to other countries, including England, United States and China.  As a result, we are investing in increasing penetration of smartphones and webphones among our user base with a view to increasing our revenue from data usage due to micro browsing (surfing the internet through a mobile device).

New business opportunities—Broadband Internet and the corporate sector

We believe that the fixed broadband market in Brazil has considerable pent-up demand. In June 2011, there were only 45.6 million active Internet users in Brazil, according to Nielsen, whether at home or at work, with access at an average speed of 1.705 kbps, according to data from the consulting firm Akamai.  Our acquisition of AES Atimus will position us to benefit from a fiber optic cable network capable of offering high quality ultra-broadband service in key parts of the Rio de Janeiro and São Paulo region, which represent 25% of Brazilian GDP and annual telecommunications industry revenues of R$30 billion.  Moreover, we believe that we are the only operator capable of offering higher speeds for the same price as existing Internet service providers.

In the corporate sector, economic growth and expansion of enterprises have resulted in an increased demand for high quality telecommunications services. Our presence in this market, and our ability to deliver high quality service, is an excellent opportunity for growth in the two main corporate markets in Brazil: São Paulo and Rio de Janeiro, where, currently, we still have a small presence in broadband Internet offerings compared to other regions of the country.

We believe AES Atimus is well-positioned relative to our competitors to capture broadband Internet market share. In Rio de Janeiro and São Paulo, Brazil’s two largest cities, the AES Atimus network is capable of reaching almost double the network size of our competitors in these markets, with a total of 5,500 kilometers of fiber optic cable spread over Rio de Janeiro and São Paulo, available to approximately 550,000 businesses.

Competitive Strengths

We believe that our robust network infrastructure, together with our brand recognition and our widespread sales network positions us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the growing demand in the mobile telecommunications market.  We believe our main strengths include:

Strong and sustainable revenue and margin growth coupled with leadership in attracting customers. According to a marketing research survey conducted by Synovate from April to June 2011, we are viewed as market leaders in terms of brand preference and innovation.  We were also found to have the lowest rejection rate among our competitors according to this study.  We had the largest net additions in lines among mobile telecommunications providers in Brazil in 2010 and the six-month period ended June 30, 2011, with 14.4 million net additions between January 2010 and June 30, 2011, according to ANATEL, reaching a client base of 56.8 million lines in July 2011.  Between January 2010 and June 2011, we obtained a 33.2% share of net additions compared to 29.2% recorded by our closest competitor. In the prepaid segment, we achieved 37.5% growth versus 23.7% recorded by our closest competitor.  In terms of nominal growth, we achieved a 25.0% expansion in our customer base from June 30, 2010 to June 30, 2011 according to ANATEL. In the prepaid segment, we grew at a rate of 26.8% from June 30, 2010 to June 30, 2011, while the industry average was 16.7%.

Our leadership in customer acquisition is the result of factors such as: (1) innovative offerings that we believe have improved benefits to our customers when compared to our competitors, (2) community awareness in Brazil which has, in effect, through “word of mouth,” spread the benefits of our services, (3) superior network infrastructure that we believe allows users to fully enjoy our services, (4) strong brand recognition, and (5) clear and direct communication to our target client base.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (that is, substitution of fixed-line services for mobile services) as we are essentially a pure mobile operator unlike some of our competitors that offer both fixed-line and mobile telephony services. Also, we have a “no subsidy” policy for handset and accessories sales, which helps to avoid pressure on margins and costs as we grow.  We expanded our customer base by 16.7% from December 31, 2009 on a pro-forma basis to December 31, 2010, and 17.4% between June 30, 2010 and June 30, 2011.  During these periods, we increased our net service revenue by 6.1% and 10.4%, respectively, and our EBITDA by 18.4% and 10.9%, respectively.

High quality services. According to ANATEL, we are a leader in terms of network quality, as the only company to have achieved 100% of the goals of providing PCS in 10 of the 12 months between June 2010 and June 2011. These results demonstrate our commitment to providing our customers with the highest quality service and responding adequately to rising service demand in Brazil, as we implement a strategy of increasing MOUs and stimulating data usage.  We established this position through the growth and improvement in our network infrastructure and our information technology during 2009 and 2010, during which time we consolidated our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators. Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic cable network and through increased coverage and capacity, as well as by means of inorganic growth, for example, though the acquisition of assets such as Intelig and AES Atimus.

During the period from January 1, 2009 to December 30, 2010, we increased the capacity of our voice network by 77.5%, based on installed TRX, which is the network element responsible for adding traffic capacity to an antenna. In this same period, our 3G network coverage grew by more than five times in terms of the number of cities covered, reaching 54% of Brazil’s urban population.

The acquisition of Intelig added to our network infrastructure for a 100% digital fiber optic network installed from Northern to Southern Brazil, totaling more than 500 thousand kilometers of fiber cables, with an extensive wide area network (backbone) of approximately 15,000 kilometers and metropolitan area networks (backhaul) in

Brazil’s principal cities. In addition, we added to our network telephone exchanges and satellite stations, connecting to major networks and with capability in major international submarine cable systems.

Strong brand associated with innovation.  We believe we have a reputation for innovation, as supported by a survey of the mobile market conducted by Synovate from April to June 2011, which found us to be market leaders in Brazil, particularly in terms of brand preference and innovation. We have pioneered the launch of several products and services in Brazil, such as MMS services and Blackberry handsets.

We believe our offering of innovative plans in the Brazilian market has contributed to the increase in voice traffic in Brazil and has been instrumental in positioning us as creators of services capable of establishing the new standard in the market. Among these plans are our Infinity Pré plan in the prepaid segment, which introduced the concept of charging per call (rather than per minute) and equalization of tariffs for local calls and long distance within our network. In the postpaid segment, we launched the concept of unlimited calls within the TIM network with our TIM Liberty plan.  We believe the subsequent development of other plans based on these concepts (Infinity Web – prepaid data; Liberty Web – postpaid data; More Infinity – calls to landlines; and Infinity Torpedo – text messaging) strengthen our leadership position vis-à-vis our competitors in terms of innovation.

The only Brazilian telecommunications company listed on the Novo Mercado.  Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the BM&FBOVESPA.  We believe that the recent listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of the Telecom Italia Group in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we are the only company in the industry that belongs to a select group of companies comprising the portfolio of the Corporate Governance Index (CGI), the BM&FBOVESPA Tag Along Stock Index (ITAG), and the Carbon Efficient Index (ICO2), comprised of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases. We are also part of the portfolio of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA, an index comprised of companies that have a strong commitment to sustainability and social responsibility.

Highly qualified and experienced executives and controlling shareholder support. We have a team of highly qualified executives, widely recognized in the industry and possessing extensive experience in telecommunications markets in Europe and emerging countries. Our executives have been nominated for various awards such as “CEO of the Year” by the World Communication Awards in 2010 and as finalists for the Second Business Marketing Leader Award and the Marketing Professionals Award in 2011 by Marketing Magazine. Our executive compensation policy seeks to align the interests of our executives with those of our shareholders, through variable compensation plans and stock options that reward good performance and the accomplishment of certain goals, as well as provide for improved executive retention.

Following significant losses in 2008, our controlling shareholder, Telecom Italia, restructured our management, which helped reposition us as the second leading mobile telecommunications in Brazil provider in terms of subscriber lines. Our controlling shareholder’s support in our operations is further demonstrated through the sharing of know-how and best practices and development of new solutions for networking, marketing and finance, which are rapidly rolled out under a “plug & play” strategy, under which network innovations may be developed by our parent company first in other regions and then implemented with us.

Our Strategy

Our strategy includes:

Strengthening our customer base and improving our network.  The Brazilian mobile telecommunications market has grown significantly in recent years.  We believe that there is still significant opportunity for growth in our user base beyond the estimates reported by ANATEL because these estimates do not take into account the existence of multiple lines per user and non-human (machine-to-machine) access, such as points of sale and tracking services that use a GSM SIM card for data communication.

Our growth strategy involves strengthening our existing customer base by offering exclusive products to existing customers and by improving the quality of local and long-distance communications within our network. We believe this strategy will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not cause us to incur interconnection charges.  We are also constantly seeking new customers through new marketing efforts and promotional initiatives.

Capitalizing on the acceleration of fixed-mobile substitution.  We seek to capitalize on the opportunity for growth in voice traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication, through fixed-mobile substitution.  We believe that the main advantage of our product offerings is that our users are able to use our network more than that of other mobile telecommunications providers.  Our prepaid “Infinity” plans and postpaid “Liberty” plans were developed in 2009 in connection with this strategy and we continue to develop these product offerings.

This strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-mobile substitution.  We have become the market leader in the long distance telecommunications market based on our market share, which in 2007 amounted to 11.5% and by December 2010 exceeded 48% according to ANATEL.  Fixed-mobile substitution is increasingly evident in the Brazilian market, as fixed telephony operators have experienced a decline in the number of users and revenue. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

Providing universal Internet access to our customer base.  We intend to provide universal Internet access to all segments of our customer base, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or accessories.  Our focus on increased data usage among our customers depends on our ability to effectively manage our handset and accessories sales, with primary focus on models that provide for quality Internet access at a low cost, such as webphones.  Since it is our policy not to subsidize our customers’ purchases of handsets and accessories, this approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase of 75% of gross revenue earned from sales of handsets in the six-month period ended June 30, 2011 compared to the corresponding period in 2010. Over the same period, we experienced an 75% increase in the number of handsets sold.

Construction of a differentiated infrastructure network in the Brazilian market. We are committed to developing a robust network infrastructure capable of serving our expanding customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments.  As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 to establish our own fiber optic network and develop automation projects.  Our zero-subsidy handset policy further supports our strategy to invest in infrastructure because it frees up capital expenditures for spending on infrastructure. We believe that the implementation of our zero-subsidy policy between 2009 and 2010 has given us a significant competitive advantage compared to other mobile telecommunications operators in the marketplace.  We plan to continue to invest in infrastructure in coming years, with an estimated capital expenditures budget for 2011 to 2013 of approximately R$8.5 billion.  We believe the construction of a differentiated network is an effective strategy for sustained growth as evidenced by our leadership position in the provision quality services as measured by ANATEL, even our as customer base has grown significantly in the past two years.

In 2011, we plan to carry out this strategy through ongoing investments in projects we continue to invest in projects that will continue to differentiate and strengthen our network, such as the recent acquisition of AES Atimus and construction of new fiber optic networks in the North and Northeast of Brazil.

Aligning our business with rising incomes in Brazil. Brazilian demographics have changed substantially in recent years, with the growth in Classes C and D and the increase in average salaries in Brazil.  Because we pioneered the use of unlimited service at a fixed price and we have emphasized increasing the use of voice and data, we believe we have an advantage over our competitors in accessing this demographic shift.  From January to June 2011, our net additions reached 4.5 million lines, or the equivalent of 31.2% of all new lines in the market, with 88% of such additions in the prepaid segment, mainly concentrated in Classes C and D. The volume of unit sales in the same period rose to 5.8 million units, or 75% higher than same period in 2010, driven by the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users. As evidence of this trend, mobile Internet devices already represent more than half of our total sales.

Expansion into new businesses.  To capture new opportunities for growth in the mobile telecommunications sector goal, we entered into a partnership with the Ministry of Communications to join the National Broadband Program and formed a partnership with the insurance company Porto Seguro to create a Mobile Virtual Network Operator, or MVNO, which is a mobile operator without a proprietary network but which uses the network of other operators and buys minutes, SMS and/or data, among other services, at wholesale prices, paying a discounted price compared to average retail price, or entering into a revenue sharing arrangement.  In addition, with the acquisition of AES Atimus, we believe that we will be able to capture opportunities in the corporate segment with more robust and responsive services.  We also believe we can capture market share in the residential broadband segment, with offerings of high quality ultra-broadband, operating within Rio de Janeiro and São Paulo, markets that accounted for 25% of Brazilian GDP and which represent revenue potential of R$30 billion a year.

Risk Factors

Investing in our common shares, including in the form of ADSs, involves significant risk.  You should carefully consider the risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement.

Company Structure

The following chart presents our group’s corporate structure:

Our principle executive offices are located at Avenida das Américas, 3434, Block 6, 6th floor, Rio de Janeiro, RJ, Brazil, and the telephone number for our Investor Relations department is +(21)  4109-3742. Our website is www.tim.com.br/ir.  Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this prospectus supplement.

THE OFFERING

Issuer	TIM Participações S.A.
Brazilian underwriters	Banco Itaú BBA S.A. and Banco Morgan Stanley S.A.
International underwriters	Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC
Global offering
The global offering consists of an offering of an aggregate of 190,796,858 common shares in the international offering and the concurrent Brazilian offering.  For further information, see “—Pro rata subscription rights” below.

International offering
Common shares, including common shares in the form of ADSs, are being offered through the international underwriters (which, in the case of the common shares, are acting as placement agents on behalf of the Brazilian underwriters) in the United States and other countries outside Brazil.  The common shares purchased by any investor outside Brazil will be settled in Brazil and paid for in reais.  Any investor outside Brazil purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the CMN, the CVM and the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN and Law No. 4,131 of September 3, 1962, as amended.

Brazilian offering	Concurrently with the international offering, common shares are being offered by the Brazilian underwriters in a public offering in Brazil to Brazilian investors.
American Depositary Shares
Each ADS represents five common shares.  ADSs will be evidenced by American Depositary Receipts, or ADRs.  The ADSs will be issued under a deposit agreement among us, J.P. Morgan Chase Bank, N.A., as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder.

Pro rata subscription rights
Holders of our common shares will be given the opportunity to subscribe for common shares in the Brazilian offering on a priority basis at the public offering price to the extent necessary to preserve their ownership interest in us as of a record date to be determined.  The priority subscription procedure will not be made available to holders of our ADSs.  An ADS holder that wishes to be eligible for priority subscription must take the necessary arrangements to cancel such holders’ ADSs and take delivery of the underlying shares in a Brazilian account.  A holder of our common shares located outside Brazil must make certain representations concerning compliance with local law in the holder’s jurisdiction in order to participate in the priority subscription.  The priority subscription is not available to a shareholder if the subscription would violate local laws of the shareholder’s jurisdiction. It is each shareholder’s responsibility to determine its eligibility under local laws of its jurisdiction.

The number of common shares available for sale in this global offering will be reduced to the extent that existing holders of our common shares subscribe on the priority basis for common shares.  TIM Brasil Serviços e Participações S.A., our controlling shareholder, has indicated to us that they will fully exercise their priority rights in the Brazilian offering.

Offering price
The public offering price for the international offering for the ADSs is set forth on the cover page of this prospectus supplement.  The offering price for the ADSs is the approximate U.S. dollar equivalent of the real offering price per common share in the Brazilian offering, based upon the selling rate reported by the Central Bank of R$1.8856 to US$1.00 on October 4, 2011.

Over-allotment option
Morgan Stanley & Co. LLC, upon notice to Itau BBA USA Securities, has an option to purchase, on behalf of the international underwriters, up to 9,461,510 additional common shares in the form of ADSs from us, minus the number of common shares sold pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any.  Banco Morgan Stanley S.A. has, upon notice to Banco Itaú BBA S.A., an option to purchase up to 9,461,510 additional common shares from us, minus the number of common shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to Morgan Stanley & Co. LLC, to cover over-allotments of common shares, if any.  The over-allotment options of Morgan Stanley & Co. LLC and Banco Morgan Stanley S.A. may be exercised so long as, on the date of this prospectus, the Brazilian and international underwriters agree to over-allot common shares or ADSs.

Use of proceeds	We intend to use the net proceeds from this offering to develop and expand our network infrastructure. Allocation of the net proceeds will be made as described under “Use of Proceeds.”
Dividends
Our common shares bear a right to minimum mandatory dividends, equivalent to 25% of our annual net profits, if any, as calculated under Brazilian GAAP (accounting practices adopted in Brazil, which are based on Brazilian Law No. 6,404 of December 15, 1976, as amended, which is referred to hereinafter as the Brazilian corporate law, and rules and regulations issued by the CVM and the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, collectively referred to as Brazilian GAAP, to calculate dividends and for tax and other statutory purposes.).

Capital Stock	After the offering, we will have 2,407,375,248 common shares outstanding (excluding treasury stock), assuming no exercise of the over-allotment option.
Listings	Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “TIMP3.” The ADSs are listed on the NYSE under the symbol “TSU.”
Lock-up agreements
In connection with the global offering, we and our controlling shareholder entered into lock-up agreements with the international underwriters of this offering under which neither we nor it may, subject to certain exceptions described in “Underwriting,” for a period from the date of each lock-up agreement through 90 days from the date of the execution of the International Underwriting Agreement supplement, directly or indirectly sell, dispose of or hedge any common shares or ADSs or any securities convertible into or exchangeable for common shares or ADSs without the prior written consent of the international underwriters.

ADS depositary	J.P. Morgan Chase Bank, N.A.
Risk factors	See “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus before investing in our common shares or the ADSs.

Expected timetable for the global offering:

Commencement of marketing of the global offering	September 15, 2011
Announcement of offer price	October 4, 2011
Allocation of common shares and ADSs	October 5, 2011
Settlement and delivery of common shares	October 10, 2011
Settlement and delivery of ADSs	October 11, 2011

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the over-allotment options of Morgan Stanley & Co. LLC or Banco Morgan Stanley S.A.

SUMMARY FINANCIAL AND OPERATING DATA

Our consolidated financial statements are prepared in accordance with the IFRS.  The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our unaudited interim consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement, and “Recent Developments,” our audited consolidated financial statements and related notes thereto included in our annual report on Form 20-F/A as well as “Item 5.  Operating and Financial Review and Prospects” included in our annual report on Form 20-F/A.

	Six-Month Period Ended June 30,			Year Ended December 31,
	2011	2011	2010	2010	2010	2009 Pro-forma (1)	2009
	(millions of US$, unless otherwise indicated)(2)	(millions of R$, unless otherwise indicated)		(millions of US$, unless otherwise indicated)(2)	(millions of R$, unless otherwise indicated)
Income Statement Data:
Net operating revenues	5,127	8,004	6,855	9,261	14,457	13,747	13,158
Cost of services and goods	(2,599)	(4,058)	(3,498)	(4,680)	(7,306)	(7,143)	(6,672)
Gross profit	2,528	3,946	3,357	4,582	7,152	6,604	6,486
Operating revenue (expenses):
Selling expenses	(1,470)	(2,295)	(2,186)	(2,880)	(4,495)	(4,502)	(4,437)
General and administrative expenses	(310)	(485)	(517)	(646)	(1,009)	(1,134)	(1,033)
Other operating expenses, net	(185)	(287)	(248)	(287)	(448)	(461)	(462)
Operating profit before net financial expense	563	879	406	769	1,200	508	553
Financial income (expense), net	(49)	(77)	(130)	(157)	(245)	261	(245)
Income before income tax and social tax contribution	514	803	276	612	955	768	308
Income tax and social contribution	(153)	(239)	(96)	805	1,257	33	33
Net income for the period	361	563	181	1,417	2,212	801	341

EBITDA (3)	1,391	2,171	1,957	2,687	4,194	3,540	3,467
EBITDA margin (4)	27.1%	27.1%	28.6%	29.0%	29.0%	25.8%	26.3%

(1)	The pro-forma information reflects the Intelig acquisition as if it had occurred on January 1, 2009. See “Presentation of Financial Information.”

(2)
Converted for convenience only using the commercial selling rate as reported by the Central Bank on June 30, 2011 for reais into U.S. dollars of R$1.561 per US$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(3)
EBITDA is equal to net income before net financial income, income tax and social contribution and depreciation and amortization. EBITDA is not a measure of financial performance according to GAAP and IFRS in Brazil, nor should it be considered in isolation or as an alternative to net income, to operating cash flows, or as a measure of liquidity. Other companies may calculate EBITDA differently than we do. Because EBITDA excludes revenue from interest, exchange rate fluctuations, income tax and social contribution, depreciation and amortization, we consider EBITDA to be a useful indicator of overall economic performance of the company. Consequently, we believe that EBITDA serves as a tool to compare operating performance between periods as well as to support certain administrative decisions. Since EBITDA does not consider certain costs inherent to our business that could, in turn, significantly affect our earnings, such as interest, taxes, depreciation, capital expenditures and other related costs, EBITDA has limitations that affect its use as an indicator of our profitability.

(4)	EBITDA margin is EBITDA divided by our net operating revenues.

The following table shows the reconciliation of net income to EBITDA.

	Six-Month Period Ended June 30,			Year Ended December 31,
	2011	2011	2010	2010	2010	2009 Pro- forma (a)	2009
	(millions of US$, unless otherwise indicated)(b)	(millions of R$, unless otherwise indicated)		(millions of US$, unless otherwise indicated)(b)	(millions of R$, unless otherwise indicated)
Reconciliation of net income for the period to EBITDA
Net income for the period	361	563	181	1,417	2,212	801	341
Income tax and social contribution	153	239	96	(805)	(1,257)	(33)	(33)
Financial (income) expense, net	49	77	130	157	245	(261)	245
Depreciation and amortization	828	1,292	1,550	1,918	2,294	3,033	2,914
EBITDA	1,391	2,171	1,957	2,687	4,194	3,540	3,467

(a)	The pro-forma information reflects the Intelig acquisition as if it had occurred on January 1, 2009. See “Presentation of Financial Information.”

(b)
Converted for convenience only using the commercial selling rate as reported by the Central Bank on June 30, 2011 for reais into U.S. dollars of R$1.561 per US$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

	At June 30,		At December 31,
	2011	2011	2010	2009 Pro- forma (1)
	(millions of US$)(2)	(millions of R$)
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,479	10,113	10,400	10,584
Total assets	12,147	18,961	19,371	17,922
Loans, financing and debentures	1,986	3,100	3,235	4,160
Shareholders’ equity	6,960	10,864	10,301	8,577
Capital stock	5,231	8,165	8,149	8,149

(1)	The pro-forma information reflects the Intelig acquisition as if it had occurred on January 1, 2009. See “Presentation of Financial Information.”

(2)
Converted for convenience only using the commercial selling rate as reported by the Central Bank on June 30, 2011 for reais into U.S. dollars of R$1.561 per US$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

	Six-Month Period Ended			Year Ended December 31,
	2011	2011	2010	2010	2009
	(millions of US$)(1)	(millions of R$)
Cash Flow Data:
Net cash provided by operations	368	576	704	2,892	2,909
Net cash used in investing activities	(586)	(914)	(1,006)	(1,468)	(2,419)
Net cash provided (used) in financing activities	(475)	(741)	(424)	(1,461)	391
Increase (decrease) in cash and cash equivalents	(691)	(1,079)	(726)	(37)	881
Cash and cash equivalents at beginning of year	1,522	2,376	2,413	2,413	1,532
Cash and cash equivalents at end of year	831	1,297	1,687	2,376	2,413

(1)
Converted for convenience only using the commercial selling rate as reported by the Central Bank on June 30, 2011 for reais into U.S. dollars of R$1.561 per US$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Reconciliation of Short- and Long-Term Loans to Net Debt

The reconciliation of short- and long-term loans to net debt is set forth below.

	As of and for the Six-Month Period Ended June 30,		As of and for the Year Ended December 31,
	2011	2010	2010	2009
	(in millions of R$, except percentages)
Short term loans (1)	671	1,648	960	1,465
Long term loans (1)	2,640	2,665	2,442	2,856
Derivative operations	(14)	(89)	(24)	(78)
Cash and cash equivalents	(1,297)	(1,687)	(2,376)	(2,413)
Net debt	2,000	2,537	1,002	1,830

(1)	Includes derivative operations.

RISK FACTORS

This offering involves risks. You should carefully consider the risks described below and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in our common shares or ADSs representing our common shares. Our business, operating results and financial condition could be adversely affected by any of the following risks. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know of or that we currently believe are immaterial which could also impair our business, financial condition, operating results or prospects. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition, operating results or prospects. As a result, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Relating to our Business

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

Our business strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, seek to strengthen our market position by leveraging mobile telephony to increase broadband usage and exploiting opportunities arising from fixed-to-mobile substitution.

Our ability to implement our strategy is influenced by many factors outside of our control, including:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate AES Atimus and other companies and assets that we acquire; and

•	the effect of exchange rate fluctuations.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the timeframes described.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected historical margins in the industry. We face increased competition throughout Brazil from new entrants in the PCS market. We compete with providers of wireless services and trunking and with providers of fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS services with Internet and other services. As a result, the cost of maintaining our revenue share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence. Claro and Vivo Participações S.A., or Vivo,  received authorization to provide PCS in the same regions as TIM, completing their national coverage. Also, Oi received authorization to provide PCS service in the State of São Paulo.

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, because these services are generally less expensive than cellular telecommunications services. In addition, technological changes in the telecommunications field, such as the development of Third and Fourth Generations or “3G” and Voice over Internet Protocol or “VOIP,” are expected to introduce additional sources of competition.

Increased competition may increase our churn rate and could continue to adversely affect our market share and margins. Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources. We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers. If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

Recent market consolidation, including the merger of Vivo and Telecomunicações de São Paulo S.A. – Telesp, may allow other telecommunications companies to compete more aggressively against us.  In addition, ANATEL is expected to auction bandwidths in the 3.5 and 10.5 GHZ (WI-MAX) spectrum to provide broadband wireless and fixed telephony services, and it is uncertain when these auctions will occur, though we expect they may take place in the second half of 2011. While we intend to bid for these bandwidths, there is no assurance that our bids will be successful. Purchasers of these bandwidths may offer services that could compete with our services.

In December 2010, ANATEL held an auction for Band H in which it gave preference to new operators such as Nextel and CTBC, in a move to increase competition nationwide. Existing operators such as Oi, Claro, Vivo and us formally protested the auction rules, but these complaints were ultimately denied by the government regulator.  Nextel won 11 of the 13 lots involving new 3G frequencies for the 1,900 to 2,100 MHz range, which included coverage areas from populous states, such as São Paulo and Rio de Janeiro, to more remote states, such as Roraima and Alagoas.  The award of these bandwidths to Nextel could lead to increased competition, as it will be a new entrant in the mobile market solely providing services on 3G frequencies.

We may be unable to respond to the recent trend towards consolidation in the Brazilian wireless telecommunications market.

The Brazilian telecommunication market has been consolidating and we believe such trend is likely to continue. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

We may not receive as much interconnection revenue as we receive today.

Beginning in July 2004, interconnection charges became freely negotiable by cellular telecommunications service providers in Brazil, pursuant to rules issued by ANATEL. As a result, the interconnection fees we were able to charge in the past have decreased, after adjustment for inflation. The interconnection fees we charge may continue to decrease and as a result our interconnection revenue may decrease below its current levels, which may have an adverse effect on our business, financial condition and results of operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	the changing regulatory environment, such as the introduction of number portability;

•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil; and

•	the anticipated auction of licenses for the operation of 3.5 GHz and 10.5 GHz (WI-MAX) bandwidths with limited mobility.

We may be unable to keep pace with these technological changes, which could affect our ability to compete effectively and have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

Our business as a cellular telecommunications services provider depends on our ability to maintain and expand our cellular telecommunications services network. We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

Our operations are dependent upon our ability to maintain and protect our network. Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. The occurrence of any event that damages our network may adversely affect our business, financial condition and results of operations.

Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

We may experience a decrease in customer growth and high rate of customer turnover which could increase our costs of operations and reduce our revenue.

Our subscriber acquisition rate can be negatively affected by overall market penetration. Additionally, our high churn rates are primarily a result of our competitors’ aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills on time. Churn reflects the number of customers who terminate their service or have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. As indicated by historical churn rates, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue. Several factors in addition to competitive pressures could influence our subscriber acquisition rate and our churn rate, including limited network coverage, lack of reliable service and economic conditions in Brazil.

Our controlling shareholder may exercise its control in a manner that differs from the interests of other shareholders.

Telecom Italia, through its ownership of TIM Brasil, our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition and results of operations.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2010, we had approximately R$3.4 billion in consolidated outstanding indebtedness of which 21% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets. In addition, because of our net debt position in 2010 of R$984 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments), we may need additional funding to meet our obligations and to conduct our activities and if public or private financial is unavailable, our financial condition and results of operations and, consequently, the market price for our shares may be adversely affected.

We are subject to numerous legal proceedings.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia owns the rights to the “TIM” trade name which is currently licensed to us. Telecom Italia may stop us from using the TIM trade name any time. The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

The shareholding structure of our parent company, Telecom Italia S.p.A., has undergone significant changes which has subjected us to increased government oversight.

On April 28, 2007, Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.p.A. and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A., our indirect parent company. This acquisition was made through Telco S.p.A., or “Telco”. With the conclusion of the transaction and the subsequent merger of Olimpia S.p.A. with and into Telco in December 2007, Telco became the holder of 23.6% and currently holds 22.4% of the voting capital of Telecom Italia S.p.A. the indirect parent company of TIM.

In connection with the approval of the acquisition, ANATEL imposed certain restrictions to guarantee the total segregation of the business and operations of Telefónica and TIM in Brazil, including, among other things, that

Telecom Italia group companies in Brazil must present ANATEL with copies of the minutes of the meetings of its shareholders relating to agreements with companies under the shareholding control of Telefónica in Brazil and information related to the execution of any agreements between companies under the shareholding control of Telefónica and Telecom Italia in connection with telecom services offered in Brazil. On April 28, 2010, CADE approved the transaction, conditioned upon the execution of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or TCD), by Telefónica S.A., Assicurazioni Generali S.p.A. (AG), Intesa Sanpaolo S.p.A., Sintonia S.A. e Mediobanca – Banca di Credito Finanziario S.p.A. and TIM Brasil.  The obligations set forth in the TCD reinforce the measures established by ANATEL and enhanced restrictions on information sharing among the companies.  Our failure to comply with any restrictions implemented by these regulators in connection with our shareholder restructuring could expose us to government sanctions, which could have a material adverse affect on our business, financial condition and results of operations.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services.  In the years ended December 31, 2009 and 2010 and in the six-month period ended June, 2011, we made allowances for doubtful accounts in the amounts of R$422.2 million, R$310.5 million and R$108.3 million, respectively, primarily due to defaults in payment by our customers.  As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 1.5% and 0.9% in the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.  Under ANATEL regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults.  If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts which could have an adverse effect on our results of operations.

We may be subject to liability related to outsourcing certain functions to third-party service providers.

We may be exposed to liabilities due to our outsourcing of certain functions to third-party service providers, for which we may not have made sufficient provisions.  Recent government announcements and legal proceedings have called into question the ability of public service concessionaires to carry out their operations by outsourcing certain functions.  Though no definitive position has been reached by any governmental authority, recent court opinions could set legal precedent that could call into question our ability to outsource certain operations.  This may require us to hire as employees certain workers who currently work for us on an outsourced basis, which could adversely affect our results of operations and financial condition.

We depend on key suppliers.

We rely on various suppliers and vendors, including Ericsson, Alcatel-Lucent S.A., Huawei and Nokia, to supply network equipment and mobile handsets and accessories necessary for our business.  These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing to supply to us, or may suffer disruptions in their own supply chains.  If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our concession agreements.

Our infrastructure could be damaged as a result of natural disasters.

Our operations may be suspended or interrupted for an indeterminate period if any of our transmission bases are damaged by natural disasters, including by fire, explosion, storms or similar events.  If we are unable to prevent against such damage in the event of a natural disaster, the interruption of our operations would have a material adverse effect on our business and results of operations.

Risks Relating to the Brazilian Telecommunications Industry

We may be classified by ANATEL as an economic group with significant market power, which will subject us to increased regulation.

In 2005, ANATEL issued specific regulations regarding telecommunications service providers with significant market power. ANATEL has indicated that it will establish more stringent regulation for economic groups with significant market power in order to ensure competition. We cannot give assurance that we will not be deemed to have significant market power, and thus be subject to increased regulatory requirements.

In July 2006, ANATEL issued regulations regarding the remuneration of the mobile operator’s network and introduced the concept of significant market power in the industry. Under this regulation, the network usage fee, or VU-M, is freely negotiated between operators, but if operators have not negotiated a fee by 2010, ANATEL will determine, through an arbitration procedure and based on a fully allocated cost model, a reference value VU-M companies it deems to hold significant market power. In making determinations of companies that have significant market power, ANATEL will consider market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, infrastructure dominance that cannot be replicated economically, bargaining power vis-à-vis suppliers, existence of vertical integration, existence of barriers to entry and access to financing sources. For purposes of the mobile network remuneration rules, until ANATEL defines which operators have significant market power, all operators that include a PCS provider will be considered as having significant market power in the provision of mobile interconnection in their respective service areas.

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by ANATEL, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the fixed authorizations (local, national long distance, international long distance under and multimedia service) under which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Law No. 9,472/97, as amended).

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by ANATEL against TIM Celular and TIM Nordeste, we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in fees levied by ANATEL against TIM Celular and TIM Nordeste.

We cannot assure that we will be able to fully comply with each of the applicable laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our business is subject to extensive government regulation, including any changes that may occur during the period of our concession to provide telecommunication services. ANATEL, which is the main telecommunications industry regulator in Brazil, regulates, among others:

•	industry policies and regulations;

•	licensing;

•	rates and tariffs for telecommunications services;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our authorizations may be terminated by the Brazilian government under certain circumstances or we may not receive renewals of our authorizations.

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice channel traffic rates, user complaint rates and customer care call completion rates. Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control. We cannot assure you that, going forward, we will be able to comply with all of the requirements imposed on us by ANATEL or the Brazilian government. Our failure to comply with these requirements may result in the imposition of fines or other government actions, including, in an extreme situation, the termination of our authorizations in the event of material non-compliance.

Our radio frequency authorizations for the 800 MHz, 900 MHz and 1800 MHz bands that we use to provide PCS services started to expire in September 2007 (under the Term of Authorization for the State of Paraná except the Londrina and Tamarana municipalities) and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil.

Our radio frequency authorizations for the 2100 MHz band that we use to provide data services will expire in April 2023 and are renewable for one additional 15-year period, requiring payment in two-year intervals of the equivalent to 2% of the prior year’s service revenue net of tax, including interconnection and excluding value-added services revenues, by way of investment under the Basic and Alternative Service Plans.  Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes, including, for example, the introduction of 3G mobile telephone services. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences for us. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes occur, our most significant competitors in the future may be new participants in the market without the burden of an installed base of older equipment. The cost of upgrading our infrastructure and technology to continue to compete effectively could be significant.

Due to the nature of our business we are exposed to numerous consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil.  We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry.

In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. As of December 31, 2010, we are subject to approximately 1,512 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$2.5 billion.  Although many of these consumer and tax claims relate to general business practices in the Brazilian mobile telecommunications industry, adverse determinations could have an adverse effect on our business practices and results of operations.

The mobile industry, including our company, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns.

Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for the deployment of radio frequency transmission stations that will supersede the existing state and municipal laws. The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

The new index applied for the remuneration for the use of PCS networks may not be adequate.

Since 2006, ANATEL uses IST index (Índice de Serviços de Telecomunicações) to adjust STFC Concessionaires’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada” or “EILD”) and remuneration for the use of PCS, which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getulio Vargas – FGV, a private Brazilian foundation. Thus, the prices we may charge for our services may be indirectly impacted by this new index. ANATEL begins to regulate the telecommunications industry based on a model that analyzes company costs based on a hypothetical company’s costs and other factors. If this new adjustment mechanism, or any other mechanism chosen by ANATEL in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

ANATEL’s proposal regarding the consolidation of prices could have an adverse effect on our results.

ANATEL issued new regulations on interconnection rules from 1997 to 2005, some of which could have an adverse effect on our results. The rules that may adversely affect our results are (1) ANATEL had defined clearly that the same PCS provider with different authorization areas may receive only one instead of two interconnection charges (VU-M) for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M is not successful, ANATEL can, from April 2010 on, apply a full allocated cost model (allocation of various costs of service to determine a basic price). These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, and (2) ANATEL may allow more favorable prices for operators without significant market power.

ANATEL’s new regulation regarding number portability could have an adverse effect on our results.

ANATEL issued in March 2007 regulations regarding the implementation of number portability in Brazil for fixed telephony and PCS providers. Portability is limited to migration between providers of the same telecommunications services. For PCS providers, portability can take place when customers change service providers within the same Registration Area (the areas into which we divide our coverage) as well as when customers change their service plan of the same service provider. We expect number portability to increase competition among services providers as customers can move freely among providers without losing their telephone numbers. We view this as an opportunity to increase our customer base due to the quality of our service. However, if we are unable to maintain our quality or attract and retain customers, number portability could have an adverse effect on our results of operations as clients can more easily transfer to other services.

In February 2010, a system of automatic authorization for portability requests came into effect. Under this system, if the donor operator does not respond to the request within 1 day, the portability request will be approved automatically, and the transfer process commences. Furthermore, after March 2010 the portability completion period was reduced from 5 to 3 working days, increasing the challenge for the operators. Failure to respond to these requests in a timely manner could cause us to lose additional customers and could have a material and adverse affect on our results of operations.

The introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market could have an adverse effect on our results.

On December 22, 2009, ANATEL announced that it would establish criteria and procedures for the exploration of virtual network services and standards for regulation, which process was completed on March 22, 2010.   MVNOs provide low-cost mobile phone services by relying on business arrangements with traditional mobile operators to purchase minutes of use (MOU) for sale to their own customers rather than their own licensed frequency allocation or operational infrastructure.  Increased competition from MVNOs could reduce the profitability of the mobile telecommunications industry, reducing the capacity for investment and innovation. Such increased competition could have a material adverse effect on our results of operations.

The effects of the recent global economic crisis could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although the global economy recently has been showing signs of improvement, there is still uncertainty about the sustainability of any recovery. Unemployment levels continue to be high by historic standards, and consumers and businesses may postpone spending in response to tighter credit, negative financial news or declines in income or asset values, all of which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

Risks Relating to Brazil

The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement, like local political and economic conditions, may have an adverse effect on our activities, our business, or the market prices of our shares and ADSs.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in economic policy. To influence the course of Brazil’s economy, control inflation and implement other policies, the Brazilian government has taken various measures, including the use of wage and price controls, currency devaluations, capital controls and limits on imports and freezing bank accounts. We have no control over, and cannot predict what measures or policies the Brazilian government may take or adopt in the future. Our business, financial condition, revenues, results of operations, prospects and the trading price of our securities may be adversely affected by changes in government policies and regulations, as well as other factors, such as:

•	fluctuating exchange rates;

•	inflation;

•	interest rates;

•	monetary policy;

•	changes in tax regimes;

•	liquidity in domestic capital and credit markets;

•	fiscal policy;

•	political instability;

•	reductions in salaries or income levels;

•	rising unemployment rates;

•	tax policies (including those currently under consideration by the Brazilian Congress);

•	exchange controls and restrictions on remittances abroad; and

•	other political, diplomatic, social or economic developments in or affecting Brazil.

Uncertainty regarding changes by the Brazilian government to the policies or standards that affect these or other factors could contribute to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and of securities issued abroad by Brazilian companies.

Additionally, interruptions in the credit and other financial markets, and the deterioration of the Brazilian and/or global economic environment may, among other effects: (1) have a negative impact on demand, which may reduce sales, operating income and cash flow; (2) decrease consumption of our products; (3) restrict the availability of financing for our operations or investments, or for the refinancing of our debt in the future; (4) cause creditors to modify their credit risk policies and restrict our ability to negotiate any of the terms of our debt in the future; (5) cause the financial situation of our clients or suppliers to deteriorate or (6) diminish the value of our investments.

We are not able, as of the date of this prospectus supplement, to quantify the effects of the application of the transitional tax regime resulting from the convergence of accounting practices adopted in Brazil and IFRS.

In December 2008, the transitional tax regime (Regime Tributário de Transição) was instituted in Brazil in order to update accounting practices adopted in Brazil and align them with IFRS, thereby reducing the fiscal impact of the convergence of the two regimes. The applicability of certain rules under the transitional tax regime has been unclear and in 2010, the transitional tax regime became mandatory, without further explanation by the Brazilian government as to whether amendments to the rules under the regime would be made. During the convergence process of Brazilian GAAP to IFRS, additional rules may be implemented or further interpretation may be provided by the Brazilian government. As a result, as of the date of this prospectus supplement, we are not able to quantify all of the effects of the application of the transitional tax regime.

Tax reforms may affect our prices.

The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiaries to us and on our revenues and operating results.

In 2010, the Brazilian government increased the IOF (“Imposto sobre Operações Financeiras”) rate on foreign investments in fixed income securities from 2% to 4%. This change reinforces the government's decision taken in 2009, when these operations began to be taxed by the IOF. This tax increase is intended to decrease speculation on Brazilian markets and to reduce the volatility of appreciation of the real, reinforcing the efforts to discourage foreign investment by increasing transaction costs.

From 2011, the IOF was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of 90 days. The new rate of 6% will be applied on loans of up to one year period (320 days), the most usual for this type of operation. Before this change, only loans up to 90 days suffered the impact of the IOF, at a 5.38% rate. With this measure, the government intended to stem the flow of foreign capital entering Brazil through loans entered into outside of Brazil and contribute to decrease the value of the U.S. dollar in comparison to the Real. Also in 2011, there was an increase of the IOF rate related to exchange currency from 0% to 0.38%.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our shares or the ADSs.

Historically, Brazil has experienced high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to contain inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas – FGV, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009 and 11.32% in 2010. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation may increase in Brazil in the future. Periods of higher inflation may decrease the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, higher inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002 and 32% in 2008. Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 17.2%, 25.4%, and 4.3% in 2006, 2007, 2008, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

Continuing appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies. The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on our common shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

We acquire our equipment and handsets from global suppliers, the prices of which are denominated in U.S. dollars. Depreciation of the real against the U.S. dollar may result in a relative increase in the price of our equipment and handsets. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in December 2010, the basic interest rate was 10.75%.

On December 31, 2010, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. On December 31, 2010, R$3,378 million, post-hedge, of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

Events in other countries may have a negative impact on the Brazilian economy and the market value of our securities.

Economic conditions and markets in other countries, including United States, Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’

reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares and ADSs.

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on the BM&FBOVESPA, the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely impacting the price of our shares and ADSs.

We may be vulnerable to the current disruptions and volatility in the global financial markets.

The global financial system has since mid 2007 experienced severe credit and liquidity conditions and disruptions leading to greater volatility. Since the fall of 2008, global financial markets deteriorated sharply and a number of major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties including runs on their deposits and inadequate liquidity.

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale. Although the global economy has recently been showing signs of recovery there is no assurance that such recovery will continue once the effects of various government stimulus efforts have worn off. In the long term, as a consequence, global investor confidence will likely remain low and credit will likely remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

However, additional volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

Risks Relating to Our Commons Shares and the ADSs

Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders' meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ general meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ general meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ general meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.

We cannot assure you that holders will receive the voting materials in time to ensure that such holders can instruct the depositary to vote the shares underlying their respective ADSs. In addition, the depositary and its agents are not responsible for failing to carry out holder’s voting instructions or for the manner of carrying out your voting instructions. This means that holders may not be able to exercise their right to vote and may have no recourse if our shares held by such holders are not voted as requested.

Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.

Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our ADSs or common shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure holders of our ADSs or common shares in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of those holders in us may be diluted proportionately.

Judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our shares or ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares or the ADSs.

Volatility and lack of liquidity in the Brazilian stock market may substantially limit investors’ ability to sell shares at the price and time desired.

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economical instability and constant changes. The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. On December 31, 2010, BM&FBOVESPA’s market capitalization was approximately R$2.6 trillion (US$1.546 trillion), and the average daily trading volume for the year ended December 31, 2010 was R$6.48 billion (US$3.693 billion). The Brazilian capital market shows significant concentration. The top ten shares in terms of trading volume accounted for approximately 55.3% of all shares traded on the BM&FBOVESPA in the year ended December 31, 2010. These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

Shares eligible for future sale may adversely affect the market value of our shares and ADSs.

All of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and ADSs. We and our controlling shareholder have agreed with the international underwriters, subject to certain exceptions, not to sell or transfer any common shares or ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with common shares or ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. After these lock-up agreements expire or if they are waived, these ADSs and common shares will be eligible for sale in the public market. We cannot predict what effect, if any, future sales of our shares or ADSs may have on the market price of our shares or ADSs. Future sales of substantial amounts of such shares or ADSs, or the perception that such sales could occur, could adversely affect the market prices of our shares or ADSs.

Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts. See “Taxation—Brazilian Tax Considerations” in the prospectus accompanying this prospectus supplement.

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000, as amended, or “Resolution CMN 2,689” of the CMN, as described below in “Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits J.P. Morgan Chase Bank, as depositary, to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution CMN 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

If we raise additional capital through an offering of shares, investors’ holdings may be diluted.

We may need to raise additional funds through a capital increase, public or private debt financings, or a new share issuance in connection with our business. Any additional capital raised through the issuance of shares or securities convertible into shares conducted on stock exchanges or through public offerings may be made, according to Brazilian law, without preemptive rights for the holders of our shares, which may result in the dilution of our holdings in our share capital.

USE OF PROCEEDS

Based on the price of R$8.60 per common share in the Brazilian offering, and after deducting underwriting discounts and commissions and estimated expenses of the offerings that are payable by us, we will receive total net proceeds of R$1,622.7 million, or US$860.6 million, converted by an exchange rate of R$1.8856 to US$1.00 reported by the Central Bank on October 4, 2011.  Each ADS represents five common shares.

We intend to use the net proceeds from this offering and the Brazilian offering to develop and expand our network infrastructure as follows: (1) 40% to develop a fiber optic network for 2G and 3G coverage in the North and Northeast parts of Brasil, (2) 20% to expand our existing 3G coverage, (3) 20% to expand our existing metropolitan networks and (4) 20% to launch new businesses lines, such as residential broadband, even as we expand our corporate broadband services.  Our use of proceeds is based on our business strategy and current market expectations.  Changes in market conditions may change our intended use of proceeds.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2011 based on our financial statements prepared in accordance with IFRS:

•	on an actual historic basis; and

•
as adjusted for the sale of common shares, including common shares in the form of ADSs, in this global offering at the public offering price of R$8.60 per common share, assuming that the international and Brazilian underwriters’ over-allotment options are not exercised, after deduction of the underwriting discounts and commissions and estimated transaction expenses payable by us in connection with the global offering.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited interim consolidated financial statements and the related notes thereto included in this prospectus.

	At June 30, 2011
	Actual	Actual	As Adjusted	As Adjusted
	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)
Loans and financing	2,430	1,557	2,430	1,557
Equity:
Capital stock	8,165	5,231	9,788	6,270
Capital reserves	380	243	380	243
Profit reserves	1,756	1,125	1,756	1,125
Accumulated losses	563	361	563	361
Total shareholders’ equity	10,864	6,960	12,487	7,999
Total capitalization (1)	13,294	8,516	14,917	9,556

(1)	Translated using the exchange rate as reported by the Central Bank as of June 30, 2011 for reais into U.S. dollars of R$1.561 to US$ 1.00.

(2)	Corresponds to total long-term loans and financing plus total shareholders’ equity.

There have been no material changes to our total capitalization, loans and financings and total shareholders’ equity since June 30, 2011.

EXCHANGE RATES

We pay any cash dividends, interest on shareholders’ equity and any other cash distributions with respect to our common shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and other distributions in Brazilian currency on our common shares represented by ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will affect the U.S. dollar equivalent price of our common shares on the Brazilian stock exchanges. In addition, exchange rate fluctuations may also affect our dollar equivalent results of operations.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%. In 2009, the real appreciated by 25.5% against the U.S. dollar. In 2010, the real appreciated by 4.3% against the U.S. dollar. On December 31, 2010, the period-end real/U.S. dollar exchange rate was R$1.6662 per U.S. $1.00.

In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments ranged from a daily to a monthly basis, floating exchange rate systems, exchange controls and dual exchange rate markets. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the annual average of the exchange rates during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7593	1.6662

	Reais per U.S. Dollar
Month	High	Low
April 2011	1.6144	1.5621
May 2011	1.6362	1.5801
June 2011	1.6108	1.5611
July 2011	1.5828	1.5345
August 2011	1.6334	1.5551
September 2011	1.9016	1.6040
October 2011 (through October 4)	1.8856	1.8811
Source: Central Bank/Bloomberg

On October 4, 2011, the selling rate was R$1.8856 to US$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at October 4, 2011 may not be indicative of future exchange rates.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989, and early 1990, for example, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that similar measures will not be taken by the Federal Government in the future.

RECENT DEVELOPMENTS

Results of Operations for the Six-Month Periods Ended June 30, 2011 and June 30, 2010

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and related notes as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 incorporated by reference herein.  Our historical results of operations discussed herein are not necessarily indicative of our full year performance or of results to be expected for any future period.  The following discussion may contain forward looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Economic Environment

The rate of inflation in Brazil has increased in the first half of 2011, causing the government to respond by tightening of monetary policy.  The official Brazilian inflation rate, the IPCA, is at its highest levels since 2004. Through June 2011, the inflation rate was of 3.87%, equivalent to a twelve-month rate of 6.71%, exceeding the target set by the Central Bank.  As a result, the Central Bank has increased interest rates: after reaching 10.75% by the end of 2010, the SELIC rate was raised five times and is now at 12.0%.  Low unemployment in Brazil and the expansion of the domestic market have contributed to strong domestic spending.  Despite government measures to curb consumer spending, it currently shows no signs of cooling and will likely remain at high levels in the foreseeable future.

The Brazilian government remains active in foreign exchange markets in an effort to curb the appreciation of the real. In addition to participating almost daily in the foreign exchange market buying dollars, the government has adopted several measures to contain the depreciation of the dollar, such as increase in the IOF for foreign exchange transactions and restrictive measures in relation to foreign investment in Brazil.  Despite these measures, the U.S. dollar depreciated 5.9% against the real in the first half of 2011.  Unlike in 2010, when the foreign trade balance showed a reduction in the accumulated surplus, in the first half of 2011 the accumulated surplus has increased significantly, with a trade balance of R$42.9 billion, compared to R$16.6 billion in 2010 primarily due purchases of U.S. dollars by the Central Bank, which totaled $38 billion.

Telecommunications industry

The first half of 2011 was a period of continued expansion in the Brazilian telecommunications industry. Even having surpassed penetration rates of 100%, the Brazilian market continues to grow in 2011 at around 17%.  The number of net additions of new lines is at historic highs through the first half of the year.  According to ANATEL, in late June, the subscriber base was 217 million, representing annual growth of 17.4%.

The Brazilian mobile phone market is the fifth largest in the world and as of June 30, 2011 had a penetration rate of 111.6 lines per 100 individuals.  Mobile telephony is the most widely used means of communication in Brazil across all social classes, primarily due to offerings allowing users to make unlimited in-network calls.

Most of the growth in the mobile telecommunications market remains concentrated in the prepaid segment, which reached 177.9 million lines, representing 16.7% year-on-year growth and accounting for 81.9% of the total market.  Postpaid offerings reached 39.44 million lines, a 20.5% year-on-year increase.  Growth was driven by favorable economic conditions, increased availability of credit, rising incomes, and increased competition in the mobile telecommunications market.   Finally, market consolidation in the mobile telecommunications industry in Brazil continued through the first quarter of 2011 following significant mergers in 2010.

Results of Operations

Client base

At June 30, 2011, our subscriber base amounted to 55.5 million lines, a 25% increase compared to June 30, 2010, and representing a 25.6% market share.  We added 2.7 million new lines in the second quarter of 2011 to lead all mobile telecommunications operators with 39.1% of total net additions, which we believe was due to market acceptance of our Liberty and Infinity plans.  In addition, we had the highest volume of gross additions among mobile telecommunications providers in a second quarter, adding 9.3 million lines for an increase of 45.4% compared to the corresponding period in 2010.

Disconnections in the second quarter of 2011 reached 6.6 million, for a 12.3% churn rate compared to a 10.1% churn rate in the second quarter of 2010 or a 13.0% churn rate in the first quarter of 2011.  The increase in churn rate is explained by rigid disconnection rules.  The post-paid customer base reached 8.0 million lines in the second quarter of 2011, 15.3% increase compared to the second quarter of 2010.  During the second quarter in 2011, we added 317,000 post-paid lines compared to 223,000 in the first quarter of 2011 and 341,000 in the second quarter of 2010 in 1Q11 and 341 thousand in 2Q10).  The increase in lines during the second quarter of 2011 was due in large part new subscribers to our Liberty plan, which finished with the quarter with over 4.8 million lines.  In the prepaid segment, the total number of lines reached 47.5 million, up 26.8% compared to June 30, 2010, due primarily to the Infinity prepaid plan, which reached 44 million lines as of June 30, 2011 (92% of our mobile telephone customer base).

MOU (monthly average minutes per user)

In 2010, MOU increased 39.1% to 116 minutes driven by the strong support of innovative pre- and post-paid plans launched in mid-2009 and due to extensive marketing of the new incentive plans and ongoing growth in in-network long distance voice traffic.  Growth in MOU in 2011 has been similar to 2010.  In the six-month period ended June 30, 2011, MOU was 127 minutes, an increase of 15.4% compared to the corresponding period ended June 30, 2010.

The following table sets forth our results of operations for the periods indicated:

	Six-Month Period Ended June 30,
	2011	2010	Variation
	(in millions of R$, except percentages)		(%)
Gross revenue	11,591	9,581	21.0
Gross service revenue	10,427	8,915	17.0
Mobile services and other services revenues	9,676	8,331	16.1
Monthly subscription charges and usage charges	4,845	4,182	15.9
Value-added services	1,375	1,034	33.0
Long distance charges	1,510	1,162	30.0
Interconnection charges	1,841	1,821	1.1
Other services revenues	104	132	(21.2)
Fixed services and other services revenues	751	584	28.6
Sales of mobile handsets	1,164	666	74.8
Taxes and discounts on services	(3,587)	(2,726)	31.6
Taxes and discounts on service income	(3,220)	(2,389)	34.8
Taxes and discounts on sales of products	(368)	(337)	9.1

Net operating revenues	8,004	6,855	16.8
Net operating revenues from services	7,207	6,526	10.4
Net operating revenues from handset sales	796	329	141.9

	Six-Month Period Ended June 30,
	2011	2010	Variation
	(in millions of R$, except percentages)		(%)
Cost of services and goods	(5,834)	(4,900)	19.1
Personnel costs	(310)	(301)	3.0
Marketing expenses	(1,843)	(1,645)	12.0
Interconnection expenses	(2,257)	(2,068)	9.1
General and administrative expenses	(259)	(238)	8.8
Cost of handsets and accessories sold	(920)	(368)	150.0
Bad debt provisions	(108)	(183)	(40.9)
Other operating expenses, net	(137)	(97)	41.2
Depreciation & amortization	(1,292)	(1,551)	(16.7)
Depreciation	(687)	(737)	(6.8)
Amortization	(605)	(814)	(25.7)
Net financial expense	(77)	(130)	(41.0)
Finance expenses	(161)	(198)	(18.7)
Financial income	133	110	20.9
Foreign exchange variations, net	(49)	(42)	16.7
Income before income tax and social tax contribution	803	276	190.9
Income tax and social tax contribution	(239)	(96)	149.0
Net income for the period	563	181	211.0

Gross revenue

Our gross revenue for the six-month period ended June 30, 2011 increased R$2,010 million, or  21%, to R$11,591 million from R$9,581 million in the corresponding period ended June 30, 2010, primarily due to an increase in revenue due to the growth in mobile service usage, including for voice, long-distance and data services.  Revenue from handset sales also increased due to our strategy to increase smartphone penetration among our customer base.

Gross service revenue

Our gross service revenue for the six-month period ended June 30, 2011 increased R$1,512 million, or 17%, to R$10,427 from R$8,915 million in the corresponding period ended June 30, 2010, primarily due to a 16% increase in monthly subscription charges and usage charges, a 33% increase in value-added services revenues and a 30% increase in long distance charges.

Mobile services and other services revenues

Our mobile services and other revenues for the six-month period ended June 30, 2011 increased R$1,345 million, or 16%, to R$9,676 million from R$8,331 million in the corresponding period ended June 30, 2010 due to the following factors:

Monthly subscription charges and usage charges: monthly subscription charges and usage charges for the six-month period ended June 30, 2011 increased R$663 million, or 16%, to R$4,845 million from R$4,182 million in the corresponding period ended June 30, 2010, primarily due to increased usage of our mobile telephony services following the consolidation and expansion of our TIM Liberty and Infinity plans, which, among other things, allow TIM customers to make unlimited calls within the TIM network for a flat fee.

Value-added services: value-added services for the six-month period ended June 30, 2011 increased R$341 million, or 33%, to R$1,375 million from R$1,034 million in the corresponding period ended June 30, 2010 primarily due to new data plans that were launched in the second half of 2010.

Long distance charges: long distance charges for the six-month period ended June 30, 2011 increased R$348 million, or 30%, to R$1,510 million from R$1,162 million in the corresponding period ended June 30, 2010, due primarily to growth in usage of our TIM Liberty and Infinity offerings, wherein long-distance calling charges are the same as for local calls.

Interconnection charges:  interconnection charges for the six-month period ended June 30, 2011 increased R$20 million, or 1%, to R$1,841 from R$1,821 in the corresponding period ended June 30, 2010 due primarily to an increase in our post-paid customer base, which generally receives more off-network calls for which we are able to make interconnection charges.

Other services revenues:  our other services revenues for the six-month period ended June 30, 2011 decreased R$28 million, or 21%, to R$104 million from R$132 million in the corresponding period ended June 30, 2010 primarily due to reduced income from fines and contract cancellations.

Fixed services and other services revenues

Our fixed services and other services revenues for the six-month period ended June 30, 2011 increased R$167 million, or 29%, to R$751 million from R$584 million in the corresponding period ended June 30, 2010 primarily due to growth in our corporate segment as a result of our acquisition of Intelig.

Sales of mobile handsets

Sales of mobile handsets for the six-month period ended June 30, 2011 increased R$498 million, or 75%, to R$1,164 million from R$666 million in the corresponding period ended June 30, 2010 in the six-month period closed on June 30, 2010 as a result of our strategy to increase penetration of smartphones among our customer base to leverage our data plan offerings.

Taxes and discounts on services

Taxes and discounts on services for the six-month period ended June 30, 2011 increased R$861 million, or 32%, to R$3,587 million from R$2,726 million in the corresponding period ended June 30, 2010, primarily as a result the increase in our revenues, as well as an increase in the discounts on services due to our change in focus on handset sales as we shifted away from subsidizing cellular devices.

Net operating revenues

Net operating revenues for the six-month period ended June 30, 2011 increased R$1,149 million, or 17%, to R$8,004 million from R$6,855 million in the corresponding period ended June 30, 2010, due principally to the increase in local and long distance voice revenue, the increase in revenues from data charges and due to the increase in handset sales.

Net operating revenues from services.  Net operating revenues from services for the six-month period ended June 30, 2011 increased R$681 million, or 10%, to R$7,207 million from R$6,526 million in the corresponding period ended June 30, 2010 due to increased revenue from local and long distance voice services and increased revenue from data charges.

Net operating revenues from handset sales.  Net operating revenues from handset sales for the six-month period ended June 30, 2011 increased R$467 million, or 141.9%, to R$796 million from R$329 million in the corresponding period ended June 30, 2010 due to our strategy to increase sales of smartphones to encourage the use of our data services.

Cost of services and goods

Cost of services and goods for the six-month period ended June 30, 2011 increased R$934 million, or 19%, to R$5,834 million from R$4,900 million in the corresponding period ended June 30, 2010, due primarily to costs associated with handset and accessories sales as well as network and interconnection costs.

Personnel costs

Personnel costs for the six-month period ended June 30, 2011 increased R$9 million, or 3%, to R$310 million from R$301 million in the corresponding period ended June 30, 2010, as we were able to efficiently manage personnel costs during the period as we continued to grow our services.

Marketing expenses

Marketing expenses for the six-month period ended June 30, 2011 increased R$198 million, or 12%, to R$1,843 million from R$1,645 million in the corresponding period ended June 30, 2010, due to increased sales and marketing efforts to support our expansion plan and in response to increased competition within the telecommunications sector.

Interconnection expenses

Interconnection expenses for the six-month period ended June 30, 2011 increased R$189 million, or 9%, to R$2,257 million from R$2,068 million in the corresponding period ended June 30, 2010 due to the significant increase in voice and data traffic generated by our sales which generated an increase in calls by our customers outside of our network, thereby increasing our interconnection charges.

General and administrative expenses

General and administrative expenses for the six-month period ended June 30, 2011 increased R$21 million, or 9%, to R$259 million from R$238 million in the corresponding period ended June 30, 2010, which coincided with the growth in our operations in the corresponding period.

Cost of handsets and accessories sold

Cost of handsets and accessories sold for the six-month period ended June 30, 2011 increased R$552 million, or 150%, to R$920 million from R$368 million in the corresponding period ended June 30, 2010, due primarily to a shift in our sales strategy away sales focused principally on individual SIM cards which carry a low product cost to sales focused on greater penetration of cellular devices that carry a higher product cost.

Bad debt provisions

Bad debt provisions for the six-month period ended June 30, 2011 decreased R$75 million, or 41%, to R$108 million from R$183 million in the corresponding period ended June 30, 2010 due to the shift in our sales policy from subsidizing handset purchases to an emphasis on attracting users based on our mobile service offerings.  Our decrease in bad debt provisions was also due to the implementation of stricter credit analysis policies for potential customers.

Other operating expenses, net

Other operating expenses, net for the six-month period ended June 30, 2011 increased R$40 million, or 42%, to R$137 million from R$97 million in the six-month period closed on June 30, 2010, to R$137 million as a result of increased contingencies and increased expenses associated with the FUST and FUNITEL funds.

Net financial expense

Net financial expense for the six-month period ended June 30, 2011 decreased R$53 million, or 41%, to R$77 million from R$130 million in the corresponding period ended June 30, 2010 primarily due to lower interest payment expenses and increased financial income.

Income before income tax and social tax contribution

Income before income tax and social tax contribution for the six-month period ended June 30, 2011 increased R$527 million, or 191%, to R$803 million from R$276 million in the corresponding period ended June 30, 2010 due primarily to improved operating results and a decrease in depreciation and amortization.

Net income for the period

Net income for the six-month period ended June 30, 2011 increased 211%, to R$563 million from R$181 million in the corresponding period ended June 30, 2010 due primarily to strong operating results and decreased depreciation and amortization.

Liquidity and Capital Resources

As of June 30, 2010, our cash equivalents was R$1.3 billion and our working capital was R$1.2 billion. Our cash flow from operations in the six-month period ended June 30, 2011 was R$575.6 million. Based on our business plan, we believe that our cash, cash equivalents, forecasted cash flows from operations, proceeds from this offering and eventual new loans will be sufficient to meet our cash needs for working capital and capital expenditures for the next twelve months.

In the first half of 2011, our gross indebtedness totaled R$ 3.3 billion. Our debts are concentrated on long-term contracts (80% of the total), with an average maturity of 2.9 years.  Of our total debt at June 30, 2011, 21% is nominated in foreign currency (principally U.S. dollars) and is 100% hedged in local currency.  Our average cost of debt was 11.03% (90.2% of CDI) in the second quarter of 2011, compared to 10.03% (107.5% of CDI) in the second quarter of 2010.

The terms of our long term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt. We are currently not, and do not expect to be, in breach of any material covenants of our borrowings that would be construed as events of default under their terms.

Capital Expenditures

In 2011, our board of directors approved our budget for capital expenditures, which approved estimated expenditures of R$8.5 billion for 2011 through 2013.  We generally seek to budget approximately 12% of our total gross revenues for our capital expenditures.  Most of the capital expenditures we budgeted relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure.  Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in future periods.

Sources of Funds

The following table sets forth our cash flows for the periods indicated.

	Six-Month Period Ended June 30,
	2011	2010	2011/2010 Change
	(in millions of R$)		(%)
Net cash generated from operating activities	576	704	(18.3)
Net cash used in investment activities	(914)	(1,006)	(9.1)
Net cash used in financing activities	(741)	(424)	74.6
Decrease in cash and cash equivalents	(1,079)	(726)	48.6
Cash and cash equivalents at beginning of year	2,376	2,413	(1.5)
Cash and cash equivalents at end of period	1,297	1,687	(23.1)

Cash from operations

Our cash flows generated from operations were R$576 million in the six-month period ended June 30, 2011 compared to R$704 million in the corresponding period ended June 30, 2010, representing a reduction in cash generation of R$126 million, or 18.3%.  The principal variations in cash from operations were due to:

•	a R$157 million increase in cash from operations to R$2,357 million in the six-month period ended June 30, 2011 from R$2,200 million in the corresponding period ended June 30, 2010;

•
a R$120 million increase in inventory costs to R$348 million for the six-month period ended June 30, 2010 from R$228 million in the corresponding period ended June 30, 2010, as a result of the average price increase of handsets and accessories sold with the introduction of new technologies such as iPhones and tablet PCs, among other devices, as well as increased volume of purchases of these devices.  Purchasing these devises in bulk forms a key party of our strategy to offer more complete services to our customer, such as data transmission services; and

•	a R$100 million increase in the FISTEL fee for the six-month period ended June 30, 2011 due to the increase in our client base.

Cash generated from our billing activities is applied principally to our core businesses.  Cash from operations also finances part of our capital expenditures.

Cash from (used in) investment activities

Net cash used in investment activities was R$914 million in the six-month period ended June 30, 2011, compared to R$1,006 million in the six-month period ended June 30, 2010 due primarily to the decrease in subsidies for the purchase by our customers of cellular devices in line with our strategy.  In absolute terms, the disbursements for capital expenditures amounted to R$1,014 million in the six-month period ended June 30, 2011, compared to R$1,210 million in the corresponding period ended June 30, 2010.

Cash from (used in) financing activities

Cash used in financing activities was R$741 million in the six-month period ended June 30, 2011, compared to R$424 million in the six-month period ended June 30, 2010.  In the first half of 2011, we obtained financing from third parties in the amount of R$304 million was obtained from third parties and R$525 million was amortized.  In the same period in 2010, we obtained financing from third parties in the amount of R$233 million, and R$439 million amortized.  Due to improved results in 2010, we increased dividend payments in the first half of 2011.

Maturity of Indebtedness

The following table shows the maturity schedule of the long-term portion of our outstanding loans and financing at June 30, 2011:

Consolidated Indebtedness
(in millions of R$)
2012	667.0
2013	389.4
2014	239.4
2015	239.4
2016 and beyond	894.9
Total	2,430.1

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in both foreign currency exchange and interest rates. We are exposed to foreign exchange rate risk mainly because certain costs of ours are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.  We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

On June 30, 2011, our outstanding debt accrued interest at the CDI, TJLP and IPCA totaled R$2,251 million. On the same date, we had cash and cash equivalents, in the amount of R$1,297 million and R$2 million in long-term instruments accruing interest at the CDI rate.

Over one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on June 30, 2011 would have resulted in a negative variation of R$17 million in our interest expenses from financial contracts and financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

Exchange Rate Risk

As of June 30, 2011, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

Our revenues are earned almost entirely in real, and we have no material foreign currency-denominated assets. We acquire our equipment and handsets from global suppliers, the prices of which are primarily denominated in U.S. dollars. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. Furthermore, depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies.

Derivative Financial Instruments

Operations with derivative financial instruments employed by subsidiaries at June 30, 2011 and December 31, 2010 are shown in the table below:

	At June 30, 2011			At December 31, 2010
	Assets	Liabilities	Net	Assets	Liabilities	Net
	(in thousands of R$)
Derivative transactions	13,333	(211,213)	(197,880)	22,868	(166,553)	(143,685)
Current portion	5,581	(1,652)	3,929	6,122	(2,071)	4,051
Non-current portion	7,752	(209,561)	(201,809)	16,746	(164,482)	(147,736)

For a discussion of the maturities of our derivative financial transactions as well as a fair value and sensitivity analysis and a discussion of our different derivative instruments, see Note 37 to our unaudited consolidated interim financial statements incorporated by reference herein.

Other Recent Developments

Listing on the Novo Mercado Segment of the BM&FBOVESPA

At a general shareholders’ meeting on June 22, 2011, our shareholders approved a comprehensive amendment to our bylaws to comply with the listing rules of the BM&FBOVESPA’s Novo Mercado, to migrate our listing on the BM&FBOVESPA to this corporate governance listing segment. Our new bylaws, among other changes, include new limits on capital stock increases by our board of directors, and provided for the conversion of all of our existing preferred shares on that date into our common shares.  After the expiration of the period for preferred shareholders to exercise their dissenters’ rights, we entered into the BM&FBOVESPA Novo Mercado Participation Agreement on July 27, 2011, and were subsequently listed on the Novo Mercado.

Acquisitions

On July 8, 2011, TIM Celular, Brasiliana Energy Company, or “Brasiliana”, and AES ELPA S.A., or “AES ELPA”, entered into an agreement for the purchase of all shares of Eletropaulo Telecommunications Ltda., or “AES EP Telecom” and shares of AES Communications Rio de Janeiro SA, or “AES Com Rio”, formerly controlled by Brasiliana and AES ELPA, respectively. After the acquisition, TIM Celular will hold a 98.3% stake in AES Atimus RJ (AES Com Rio) and 100% stake in AES Atimus SP (AES EP Telecom). This acquisition is part of our strategy to develop our infrastructure, in order to improve our network and grow our market scope and share.

Long-Term Incentive Plan

On July 20, 2011, our board of directors voted to submit our long term incentive plan for approval at a general shareholders’ meeting. The plan will grant certain to options to our executive officers depending on certain performance criteria as well as other performance incentives intended to align our executive officers with our interests and align our compensation policies with market practice.

Management

Changes in Management

On August 2, 2011, Roger Sole Rafols assumed the position of chief marketing officer with our company, replacing Rogério Takayanagi.  On August 5, 2011, Oscar Cichetti assumed office as a member of our board of directors replacing Marco Patuano.

Legal Investigation

Following an internal investigation initiated by Telecom Italia and conducted by a third-party advisory firm on, inter alia, SIM prepaid cards with incorrect use registrations, the public prosecutor in Milan (Italy) seized the investigation report and in February 2011 issued a search warrant of Telecom Italia’s offices alleging possible fraud. In March 2011, Telecom Italia also became aware, from indirect sources, that our chief executive officer, in his former capacity as head of domestic mobile services for Telecom Italia, is currently under investigation. The position of our chief executive officer was discussed at a Telecom Italia board of directors meeting on March 31, 2011, which took into account (i) the embryonic state of the legal case against him, (ii) the need to wait for a full and official account of the investigation before forming a judgment on any charges (currently the investigation by the public prosecutor is strictly confidential) and (iii) since there was no danger of similar events reoccurring, there appeared to be no need to take urgent action at the time.  On that basis, Telecom Italia’s board of directors decided not to take action against our chief executive officer.  To our knowledge, there has been no further development on this investigation to date.  We cannot assure you that no actions will be taken against our chief executive officer by the Italian authorities, and, if taken, what the impact on us or our share price would be.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the ownership of our common shares as of the date of this prospectus supplement, by each holder of 5.0% or more of our common shares and all of our directors and officers as a group, as well as common shares held in treasury. Each holder of common shares has the same rights.
Shareholders	Shares	(%)
TIM Brasil Serviços e Participações S.A.(1)	1,612,038,673	67%
Directors and officers	15,266	— (2)
Others.	795,321,309	33%
Total	2,407,375,248	100.0

(1)	TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia S.p.A.

(2)	Represents less than 1.0%.

Shareholders’ Agreement

On April 16, 2009, we entered into a shareholders’ agreement with TIM Brasil Serviços e Participações S.A., or “TIM Brasil”,  JVCO Participações Ltda., or “JVCO,” and Docas Investimentos S.A., which was amended on November 30, 2009 and further amended on June 22, 2011.

The shareholders’ agreement automatically terminates on the tenth anniversary of the date of our merger with Intelig, which was December 30, 2009, unless any of the following early termination conditions occurs: (1) any of the parties is subject to bankruptcy or judicial or non-judicial corporate reorganization (recuperação judicial or recuperação extra-judicial), (2) breach of the terms and conditions set forth in the shareholders’ agreement and the breach is not cured within 10 days after receipt of written notice from the non-breaching party, or (3) a change in control of JVCO.

Under the shareholders’ agreement, JVCO may nominate an individual with the requisite experience and qualifications as a member of our board of directors, as well as such member’s alternate, which would be elected by TIM Brasil.  Under the agreement, JVCO must refrain from exercising its voting rights with any affiliate or any third party to appoint any additional members to our board of directors or our audit committee.  The members nominated by JVCO must meet the requirements set forth in our bylaws and the applicable laws and regulations.  JVCO may at any time, but no more than once, replace the member appointed by it during such director’s term.

During the first two years of the shareholders’ agreement, JVCO may not, in whole or in part, transfer its interest in us to third parties without our prior consent (except for transfer of all shares of owned by JVCO to an affiliate of JVCO).  After such time, transfers of our shares by JVCO are subject to a right of first refusal granted to TIM Brasil, as well as certain other restrictions.  Such restrictions will be effective for five years after the rescission of the shareholders’ agreement.

The shareholders’ agreement does not contain any provisions related to the voting rights of members of our board of directors.

UNDERWRITING

Under the terms and subject to the conditions contained in the international underwriting agreement dated October 4, 2011,  we are offering the common shares and ADSs described in this prospectus supplement and the accompanying prospectus through the international underwriters named below, in the United States and other countries outside Brazil. These common shares are being offered directly or in the form of ADSs. The offering of ADSs is being underwritten by the international underwriters. In the case of the common shares, the international underwriters are acting as placement agents on behalf of the Brazilian underwriters. The common shares purchased by investors outside Brazil will be settled in Brazil and paid for in reais, and the offering of these common shares is being underwritten by the Brazilian underwriters.

Subject to the terms and conditions of the international underwriting agreement, we have agreed to sell the following respective number of ADSs to the international underwriters, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

Name	Number of Shares (1)
Itau BBA USA Securities, Inc.	3,746,631
Morgan Stanley & Co. LLC	3,065,425
Total	6,812,056

(1)	In the form of ADSs. Does not include shares placed by the Brazilian underwriters or subscribed by our controlling shareholder.

Holders of our common shares will be given the opportunity to subscribe for common shares in the Brazilian offering on a priority basis at the public offering price to the extent necessary to preserve their ownership interest in us as of a record date to be determined.  The priority subscription procedure will not be made available to holders of our ADSs.  An ADS holder that wishes to be eligible for priority subscription must take the necessary arrangements to cancel such holders’ ADSs and take delivery of the underlying shares in a Brazilian account.  A holder of our common shares located outside Brazil must make certain representations concerning compliance with local law in the holder’s jurisdiction in order to participate in the priority subscription.  The priority subscription is not available to a shareholder if the subscription would violate local laws of the shareholder’s jurisdiction. It is each shareholder’s responsibility to determine its eligibility under local laws of its jurisdiction.

TIM Brasil Serviços e Participações S.A., our controlling shareholder, has indicated to us that it will fully exercise its priority rights in the Brazilian offering.  The number of common shares available for sale in this global offering will be reduced to the extent that existing holders of our common shares subscribe on the priority basis for common shares.

The international underwriters are committed to purchase all the ADSs offered if they purchase any ADS, other than those ADSs covered by the international underwriters’ over-allotment option described below. The international underwriting agreement provides that the obligations of the international underwriters is subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and others.  We have entered into an underwriting agreement with the Brazilian underwriters providing for the concurrent offering of common shares in Brazil.  Banco Itaú BBA S.A. and Banco Morgan Stanley S.A. are acting as bookrunners for the Brazilian offering.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specified matters relating to the global offering. Under this agreement, the international underwriters have agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. The Brazilian underwriters similarly have agreed that, as part of its distribution of common shares and subject to permitted exceptions, they have not offered or sold, and will not offer to sell, directly or indirectly, any common shares or distribute any prospectus relating to the common shares to any person outside Brazil or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, who have agreed that they may sell ADSs or common shares, as the case may be, between their respective underwriting syndicates. The number of ADSs or common shares, as the case may be, actually allocated to each offering may differ from the amount offered due to reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriting agreement, the international underwriters are acting as placement agents on behalf of the Brazilian underwriters with respect to the offering of common shares sold to investors located outside Brazil. The Brazilian underwriters will sell common shares to investors located inside Brazil and to U.S. and other international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM.  The Brazilian underwriting agreement provides that, if any of the placed common shares covered by such agreement are not settled by its respective investors, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms and conditions of the Brazilian underwriting agreement, the Brazilian underwriters have agreed to place common shares in Brazil.

All placements of common shares or ADSs in the United States will be made by the international underwriters, either directly or through their U.S. broker dealer affiliates, or such other registered dealers as may be designated by the international underwriters. Any common shares placed in the United States by the bookrunners of the Brazilian offering will be placed, either directly or indirectly through their U.S. broker dealer affiliates, or such other registered dealers as may be designated by the underwriters.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act.

Overallotment Options

Morgan Stanley & Co. LLC, upon notice to Itau BBA USA Securities, has an option to purchase, on behalf of the international underwriters, up to 9,461,510 additional common shares in the form of ADSs from us, minus the number of common shares sold pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any.  Banco Morgan Stanley S.A. has, upon notice to Banco Itaú BBA S.A., an option to purchase up to 9,461,510 additional common shares from us, minus the number of common shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to Morgan Stanley & Co. LLC, to cover over-allotments of common shares, if any.  The over-allotment options of Morgan Stanley & Co. LLC and Banco Morgan Stanley S.A. may be exercised so long as, on the date of this prospectus, the Brazilian and international underwriters agree to over-allot common shares or ADSs.

Commissions and Discounts

The underwriting discounts and commissions in connection with the offering of ADSs are equal to the public offering price per ADS less the amount paid by the international underwriters to us per ADS.  The underwriting discounts and commissions in connection with the offering of ADSs are US$0.57 per ADS. The underwriting discounts and commissions in connection with the offering of ADSs represent 2.50% of the aggregate gross proceeds of the ADSs offered.  In addition, the underwriting discounts and commissions in connection with the offering of ADSs may be subject to applicable Brazilian withholding taxes that will be borne by us.

The following table summarizes the total underwriting discount and commission per ADS to be paid to the international underwriters by us in connection with the ADS offering:

	Price per ADS	Without over-allotment option	With over-allotment option(1)
	(in US$)
Fees (2)	0.57	3,882,871.92	4,961,484.06
Proceeds, before expenses, to us	22.23	151,432,004.90	193,497,878.30

(1)      Assumes all common shares sold in the over-allotment option would be sold in the form of ADSs.
(2)      There will be no underwriting discounts or commissions on the shares sold to our controlling shareholder in the priority offering.

We estimate that our total expenses for the global offering will be approximately US$2.5 million. We will bear all expenses related to the global offering. A prospectus supplement and the accompanying prospectus in electronic format may be made available by the underwriters. In addition, ADSs may be sold by the international underwriters to securities dealers who resell shares to online brokerage account holders.

No Sales of Similar Securities

We and our controlling shareholder have agreed with the international underwriters prior to the commencement of this offering that we and it, with limited exceptions, during a period from the date of each lock-up agreement through 90 days from the date of the international underwriting agreement, may not, without the prior written consent of the international underwriters, among other things:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock, including in the form of ADSs (the “lock-up securities”), or any other securities convertible into or exercisable or exchangeable for the lock-up securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any lock-up securities,

whether any such transaction described in the bullet points above is to be settled by delivery of any shares of our capital stock, including in the form of ADSs, or such other securities, in cash or otherwise. In addition, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the international underwriters waive, in writing, such an extension.

The restrictions described in the prior paragraph do not apply to:

•
issuances by us of options pursuant to our existing stock option plan or common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement;

•
transactions relating to lock-up securities or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of lock-up securities or other securities acquired in such open market transactions;

•
transfers of lock-up securities or any security convertible into lock-up securities as a bona fide gift provided that prior to any such transfer the recipient agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of lock-up securities, shall be required or shall be voluntarily made;

•
distributions of lock-up securities or any security convertible into lock-up securities to their respective stockholders or affiliates provided that prior to any such transfer the recipient agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of lock-up securities, shall be required or shall be voluntarily made; and

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of lock-up securities, provided that such plan does not provide for the transfer of lock-up securities during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of these persons.

The international underwriters have no current intent or arrangement to release any of the securities subject to the lock-up agreements prior to the expiration of the lock-up period. There are no specific conditions or criteria for the waiver of lock-up restrictions, and the international underwriters cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time and is at the discretion of the international underwriters. Among the factors that the international underwriters may consider in deciding whether to release common shares or ADSs may include the length of time before the lock-up expires, the number of common shares and ADSs involved, the reason for the requested release, market conditions, the trading price of our common shares and the ADSs, historical trading volumes of our common shares and the ADSs, and whether the person seeking the release is an officer, director or affiliate of our company. The international underwriters will not consider their own positions in our securities, if any, in determining whether to consent to a waiver of a lock-up agreement.

Listing

Our common shares are listed on the Novo Mercado segment of the BM&FBOVESPA under the symbol “TIMP3.” The ADSs are listed on the NYSE under the symbol “TSU.”

Price Stabilization, Short Positions

In connection with the international offering, the international underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the common shares or the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, including in the form of ADSs, which involves the sale by the international underwriters of a greater number of common shares than the number of common shares in the form of ADSs it is required to purchase in this offering, and purchasing common shares, including in the form of ADSs, on the open market to cover positions created by short sales.  Short sales may be “covered” shorts, which are short positions in an amount not greater than the international underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination Morgan Stanley & Co. LLC will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the international underwriters may purchase common shares in the form of ADSs through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the common shares or the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the international underwriters create a naked short position, they will purchase common shares, including in the form of ADSs, in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares or the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase common shares, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, the international underwriters may be required to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common shares and the ADSs or preventing or retarding a decline in the market price of our common shares and the ADSs, and, as a result, the price of our common shares and the ADSs may be higher than the price that otherwise might exist in the open market in the absence of these transactions. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, the Brazilian underwriters may engage in transactions on the BM&FBOVESPA that stabilize, maintain or otherwise affect the price of our common shares. In addition, it may bid for, and purchase, common shares in the open market to cover syndicate short positions or stabilize the price of our common shares.

These stabilizing transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activity are required to be furnished to the CVM. Stabilization activities in Brazil may be carried out for up to 30 days from the day after the date of this prospectus. A stabilization activities agreement, in a form approved by the CVM and the BM&FBOVESPA, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

Selling Restrictions

This prospectus supplement and the accompanying prospectus do not constitute an offer of, or an invitation by or on behalf of, our company or by or on behalf of the international underwriters to subscribe for or purchase any common shares and ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus supplement and the offering of the common shares and ADSs in certain jurisdictions may be restricted by law. We and the international underwriters require persons into whose possession this prospectus supplement comes to inform them about, and to observe, any such restrictions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common shares or ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares or ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares or ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares or ADSs to be offered so as to enable an investor to decide to purchase any common shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Relationships with the Underwriters

The international underwriters and their respective affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and would continue to receive customary fees and commissions. In addition, from time to time, the international underwriters and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or its customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

EXPENSES OF THE GLOBAL OFFERING

We estimate that our expenses in connection with the registration will be as follows:

Expenses	Amount (in US$)
SEC registration fee	37,907
NYSE listing fee	60,315
Brazilian fees, including CVM and ANBIMA fees (1)	68,315
Legal and consulting fees and expenses (1)	795,503
Accountant fees and expenses (1)	265,168
Miscellaneous costs	1,315,000
Total	2,542,208

(1)	Converted using the commercial selling rate as reported by the Central Bank on October 4, 2011 for reais into U.S. dollars of R$1.8856 per US$1.00.

All amounts in the table are estimated except the SEC registration fee, the NYSE listing fee and the Brazilian fees.

The total underwriting discounts and commissions that we are required to pay will be US$7.2 million, representing 2.50% of the gross proceeds of the global offering excluding shares purchased by our controlling shareholder in the offering.

LEGAL MATTERS

The validity of the common shares and certain other Brazilian legal matters will be passed upon for us by Lefosse Advogados, São Paulo, Brazil and for the underwriters by Mattos Filho Veiga Filho Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell LLP, São Paulo, Brazil and for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, São Paulo, Brazil.

EXPERTS

The financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) as of December 31, 2010 incorporated in this prospectus by reference to the Annual Report on Form 20-F/A for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC). The business address of PricewaterhouseCoopers Auditores Independentes is Avenida José da Silva de Azevedo Neto, 200 - Torre Evolution IV, 2nd floor, Rio de Janeiro - RJ, Brazil 22775-056.

The consolidated balance sheet of TIM Participações S.A. as of January 1, 2009 appearing in the TIM Participações S.A. Annual Report on Form 20-F/A for the year ended December 31, 2010, have been audited by Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, as set forth in their report thereon, included herein, and incorporated herein by reference. Such consolidated balance sheet is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young Terco Auditores Independentes S.S. is a member of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC).  The business address of Ernst & Young Terco Auditores Independentes S.S. is Praia de Botafogo, 300, 13th floor, 22250-040, Rio de Janeiro, RJ, Brazil.

PROSPECTUS

TIM PARTICIPAÇÕES S.A.

Common Shares and American Depositary Shares Representing Common Shares

We may offer the securities described in this prospectus from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. We refer to the common shares and the American Depositary Shares, or ADSs, each representing five common shares, collectively as the “securities.”

This prospectus describes the general manner in which our securities may be offered using this prospectus. We will provide specific terms and offering prices of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplements carefully before you invest.

We may offer the securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to investors, on a continuous or delayed basis or through any combination of these methods. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, you should refer to the section entitled “Plan of Distribution” in the applicable prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange under the symbol “TSU.”

Investing in our securities involves risks. You should carefully review the “Risk Factors” section set forth in our most recent annual report on Form 20-F/A, which is incorporated by reference herein, as well as in any other recently filed reports and, if any, in the relevant prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 15, 2011

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. The terms “TIM,” “we,” “us,” “our” and “our company” mean TIM Participações S.A. and its consolidated subsidiaries, unless otherwise indicated.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission, or the “SEC”, using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in any of the securities being offered. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including the exhibits thereto. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

All references to “real,” “reais” or “R$” are to the currency of Brazil. All references to “U.S. dollar,” “U.S. dollars” or “US$” are to the currency of the United States of America. We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports and other information about issuers like us who file electronically with the SEC. The address of the site is http://www.sec.gov. You may also read and copy certain documents we submit to the New York Stock Exchange at its offices at 20 Broad Street, New York, New York 10005. We maintain an Internet site at http://www.tim.com.br. Information contained on our site is not part of this prospectus, or any accompanying prospectus supplement.

We are a “foreign private issuer” as defined under Rule 405 of the U.S. Securities Act of 1933, as amended, or the “Securities Act.” As a result, although we are subject to the informational requirements of the Exchange Act as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports on Form 8-K upon the occurrence of certain material events. We are also subject to the informational requirements of the BM&FBOVESPA and the Comissão de Valores Mobiliários (CVM). You are invited to read and copy reports, statements or other information, other than confidential filings, that we have filed with the BM&FBOVESPA and the CVM. Our public filings with the BM&FBOVESPA are electronically available from the BM&FBOVESPA’s Internet site at http://www.bmfbovespa.com.br.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this prospectus the following documents listed below, which we have already filed with or furnished to the SEC:

(1)	our annual report on Form 20-F/A for the fiscal year ended December 31, 2010 filed on September 15, 2011 and any amendments thereto;

(2)
our reports on Form 6-K filed on July 8, 2011 (material fact), July 29, 2011 and August 3, 2011 (English translation of unaudited interim financial statements for six-month periods ended June 30, 2011 and 2010);

(3)	our Form F-6 Registration Statement filed on July 20, 2011; and

(4)	our Form 8-A filed on July 21, 2011.

All subsequent reports that we file on Form 20-F under the Exchange Act after the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. We may also incorporate by reference any other Form 6-K that we submit to the SEC after the date of this prospectus and prior to the termination of this offering by identifying in such Form 6-K that it is being incorporated by reference into this prospectus.

We will provide without charge to each person to whom this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents. Requests for such copies should be directed to:

TIM Participações S.A.
Avenida das Américas, 3,434, 7th floor
22640-102 – Rio de Janeiro, RJ – Brazil
phone: + 55 (21) 4009-4000
fax: + 55 (21) 4009-3990

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	effects in exchange rate fluctuations; and

•	other risk factors discussed under “Risk Factors” in Part I, Item 3.D. of our annual report on Form 20-F/A for the fiscal year ended December 31, 2010 incorporated by reference herein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus supplement might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. As a result of these risks and uncertainties, investors should not base their decisions to invest in this offering on these estimates or forward-looking statements.

iii

TIM PARTICIPAÇÕES S.A.

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 56.8 million lines and a market share of 25.8%, based on data from ANATEL as of July 31, 2011.  We led the mobile telecommunications market in net additions of lines in 2010 and in the six-month period ended June 30, 2011, according to ANATEL.  In the six-month period ended June 30, 2011, we added 4.5 million net lines, an increase of approximately 36% compared to the corresponding period ended June 30, 2010.

We operate, through our subsidiaries, TIM Celular S.A. and Intelig Telecomunicações Ltda., in various mobile telecommunications markets throughout Brazil including mobile, fixed and long distance, data transmission and Internet services.  In the six-month period ended June 30, 2011, our gross service revenue was R$10.4 billion, a 17.0% increase from the corresponding period ended June 30, 2010, following an 8.1% increase in gross service revenue from 2009 to 2010.  Our EBITDA increased 10.9% to R$2.2 billion in the six-month period ended June 30, 2011 when compared to the corresponding period ended June 30, 2010, and a 18.4% increase from 2009 to 2010.

Through our GSM network, we serve approximately 94% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil, with a presence in approximately 3,200 municipalities.  We offer extensive data coverage throughout Brazil, with our general packet radio services technology, or GPRS, covering 100% of the country and our EDGE technology reaching 78% of the country, in addition to our sophisticated 3G network covering more than 57% of the urban population of Brazil. Our international roaming agreements include more than 450 networks available in over 200 countries. Our fiber network extends from Northern to Southern Brazil, with an extensive wide area network, or backbone, of approximately 15,000 kilometers, and metropolitan area networks, or backhaul.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service in the Rio de Janeiro and São Paulo metropolitan regions, which together represent 25% of Brazilian GDP and annual telecommunications industry revenues of R$30 billion according to data from IBGE.  Our recent acquisition of AES Atimus provided us with a distinct competitive advantage as the AES Atimus network is practically twice the size of our next closest competitor in the Rio de Janeiro and São Paulo markets, with over 5,500 kilometers of fiber-optic cable accessible to approximately 550,000 business customers.

We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of multimedia messaging services, or MMS, and the Blackberry product line.  Our mobile phone plans, such as Infinity Pré and Liberty, have transformed the mobile telecommunications market in Brazil, in line with our strategy to increase voice traffic and long distance calls in Brazil and to accelerate the growing trend in the substitution of fixed-line telephone services for mobile telephone services.  In addition, according to a marketing research survey conducted by Synovate from April to June 2011, we are recognized as market leaders in terms of brand preference and innovation, among other attributes.

As of June 30, 2011, we had more than 9,000 points of sales through premium shops and dealers (exclusive or multi-brand), in addition to relationships we have established through a network of large, established retail chains. In addition to these retail outlets, our customers have access to prepaid phone service as an alternative channel to access our products and services through supermarkets and newsstands and other smaller retailers, for a total of approximately 400,000 points of sale spread throughout Brazil.

Our headquarters are located at Avenida das Américas, 3434-7th floor, 22640-102 Rio de Janeiro, Brazil; our telephone number is +55 (21) 4109-3742 and our fax number is +55 (21) 4109-3314.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2011 based on our financial statements prepared in accordance with IFRS.  This table should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes thereto incorporated by reference in this prospectus.

	At June 30, 2011
	(millions of R$)		(millions of US$) (1)

Loans and financing		2,430		1,557
Equity:
Capital stock		8,165		5,231
Capital reserves		380		243
Profit reserves		1,756		1,125
Accumulated income		563		361
Total shareholders’ equity		10,864		6,960
Total capitalization (2)	R$	13,294	U.S.$	8,516

(1)	Converted for convenience only using the commercial selling rate as reported by the Central Bank on June 30, 2011 for reais into U.S. dollars of R$1.561 per U.S.$1.00.

(2)	Corresponds to total long-term loans and financing plus total shareholders’ equity.

There have been no material changes to our total capitalization, loans and financings and total shareholders’ equity since June 30, 2011.

PRICE HISTORY

Our common shares are listed on Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais. On September 13, 2011, the last reported sales price of our common shares on the BM&FBOVESPA was R$8.91 and the last reported sales price of our ADSs on the NYSE was US$26.45.

At an extraordinary shareholders meeting held on June 22, 2011 our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado, and (3) amendments to our bylaws.

In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the  BM&FBOVESPA. Through this agreement, which became effective on July 27, 2011, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the BM&FBOVESPA.  Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

Prior to August 2, 2011 we had common shares and preferred shares listed on the BM&FBOVESPA under the symbols “TCSL3” and “TCSL4”, respectively.  Our ADSs listed on the NYSE each represented 10 preferred shares.  As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2006	40.60	23.54	8.66	5.25	13.19	6.41
December 31, 2007	46.40	29.54	8.10	5.80	12.47	8.30
December 31, 2008	43.80	11.44	7.33	2.42	9.83	4.49
December 31, 2009	30.13	11.99	5.20	2.64	7.95	4.93
December 31, 2010	35.07	23.58	5.90	4.27	8.03	5.78

Year ended December 31, 2009
First quarter	15.50	12.34	3.68	2.85	7.10	4.93
Second quarter	20.48	11.99	3.97	2.64	7.95	5.90
Third quarter	25.44	17.00	4.59	3.36	7.05	5.36
Fourth quarter	30.13	23.27	5.20	4.08	7.23	5.44

Year ended December 31, 2010
First quarter	30.43	24.68	5.09	4.45	7.80	6.66
Second quarter	28.69	23.58	4.94	4.15	7.35	5.78
Third quarter	32.99	26.25	5.41	4.59	8.03	6.82
Fourth quarter	35.07	30.90	5.73	5.08	7.34	6.68

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Quarter ended
March 31, 2011	26.01	20.02	7.12	5.63	8.60	6.84
June 30, 2011	29.87	25.98	7.81	6.88	9.00	8.10

Month ended
March 31, 2011	26.01	22.14	7.12	6.16	8.60	7.43
April 30, 2011	28.21	26.39	7.31	6.88	8.60	8.18
May 31, 2011	29.23	25.98	7.81	6.94	9.00	8.10
June 30, 2011	29.87	27.84	7.72	7.38	8.96	8.55
July 31, 2011	29.76	28.53	7.70	7.39	9.10	8.67
August 31, 2011 (1) (2)	31.30	24.48	N/A	N/A	9.80	7.60
September 2011 (through September 13)	26.60	25.78	N/A	N/A	9.09	8.87

(1)	Our preferred shares ceased to trade on August 2, 2011.

(2)	On August 5, 2011, our ADSs representing common shares instead of preferred shares commenced trading on the NYSE.

DESCRIPTION OF CAPITAL STOCK

General

We are currently a publicly-held company incorporated under the laws of Brazil, registered with the Board of Trade of the State of Rio de Janeiro (JUCERJ) under NIRE 33.3.0027696-3 and with the CVM under No. 17639, and enrolled with the Brazilian Taxpayer’s Authorities under CNPJ/MF No. 02,558,115/0001-21.

Corporate Purposes

Article 2 of our bylaws provides that our corporate purpose is to: (1) control the companies that offer telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas; (2) promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas; (3) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (4) promote and incentive study and research activities for the development of the mobile telephone services industry; (5) provide specialized technical mobile telecommunications services through controlled or affiliated companies; (6) promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry; (7) perform or promote the import of goods and services for the controlled or affiliated companies; (8) engage in any other activities related or akin to its purpose; and (9) hold interest in the corporate capital of other companies.

Issued Share Capital

As of the date of this prospectus, our share capital was R$8,164,664,628.66, all of which was fully subscribed and paid-in. Our share capital is comprised of 2,217,374,279 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 4,450,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on August 3, 2011.  In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital, (3) detail and include additional information in the quarterly information and (4) make available the annual and quarterly financial statements in English and based on IFRS.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights.

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members and maximum of nineteen members, of which at least 20% shall be independent, as defined in the Listing Rules of the Novo Mercado. The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection. All new members of the board of directors and of the board of officers shall sign a Management Compliance Statement. Through the Management Compliance Statement, the company’s directors and officers are personally responsible for complying with the Listing Agreement in the Novo Mercado, the Rules of the Market Arbitration Chamber and the Listing Rules of the Novo Mercado.

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency. Companies are required to keep the minimum stock percentage floating in the market, in order to foster dispersion of share ownership. In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder sells its controlling stake. The Novo

Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the Fiscal Council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. Finally, controlling shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado and the Listing Agreement in the Novo Mercado, specifically with regard to their application, validity, effectiveness and interpretation, as set forth in article 53 of our bylaws. The arbitrations take place before the Market Arbitration Chamber established by the BM&FBOVESPA and are conducted in accordance with the Rules of the Market Arbitration Chamber.

Delisting from the Novo Mercado

We may delist from the Novo Mercado at any time, so long as the delisting is (1) previously approved at our shareholders’ meeting, except in the case of delisting from Novo Mercado due to the cancelation of the publicly traded company register, and (2) upon written notice to BM&FBOVESPA at least thirty (30) days prior the delisting.

The delisting from the Novo Mercado shall not result in the loss of the qualification as a publicly traded company registered with BM&FBOVESPA.

If we are set to delist from Novo Mercado due to implementation of a corporate restructuring transaction, and the shares issued by the surviving company are not listed to trade on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved the transaction, a controlling shareholder shall be required to launch a tender offer for all our shares at a price at least equivalent to their economic value, as determined pursuant to the valuation process set forth in the Novo Mercado regulation and in accordance with applicable Brazilian law and regulations.

Where, absent a controlling shareholder, we are set to delist from the Novo Mercado due to implementation of a corporate restructuring transaction, and the shares issued by the surviving company are not listed to trade on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved the transaction, the delisting from Novo Mercado will be contingent on a tender offer being launched pursuant to the same conditions set forth on the paragraph above. The same shareholders’ meeting shall define the party or parties responsible for launching the tender offer, which party or parties will be required to undertake an express commitment to launch the tender offer. Absent such a decision, the shareholders voting to approve the corporate reorganization transaction will be responsible for conducting the tender offer.

If we are set to delist from the Novo Mercado due to the vote of a controlling shareholder, such controlling shareholder shall conduct a tender offer to purchase the shares of our other shareholders at a price at least equivalent to its economic value, as determined pursuant to the valuation process set forth in the Novo Mercado rules and in accordance with applicable Brazilian law and regulations.

Where, absent a controlling shareholder, the delisting from Novo Mercado is ordered due to violation of the provisions of applicable Novo Mercado listing rules, resulting from:

•
a decision of our shareholders taken at a shareholders’ meeting, the shareholders voting to approve such decisions which lead to the violation shall be required to launch a tender offer to purchase the shares of the other shareholders, at a price at least equivalent to its economic value, as determined pursuant to the valuation process set forth in the Novo Mercado rules and in accordance with applicable Brazilian law and regulations; or

•
an act of the management, BM&FBOVESPA shall determine that our management call a shareholders’ meeting to decide on how to remedy the violation of the provisions of applicable Novo Mercado listing rules or, as the case may be, to decide upon the delisting of the company from Novo Mercado.

Continuing Obligations. Delisting its shares from the Novo Mercado shall not exempt our company, its managers, its controlling shareholders and other shareholders from complying with obligations and meeting the requirements prescribed in the Novo Mercado rules with regard to facts and events preceding the delisting date.

Change of Corporate Control After Delisting. In case of a transaction for change of corporate control taking place within the period of twelve months after the delisting from the Novo Mercado, the selling controlling shareholder and the acquirer shall be jointly liable for collectively offering to purchase the shares held by other shareholders, for the same price per share and under the same terms and conditions obtained by the selling controlling shareholder in the disposal of its own shares.

If the price paid to the selling controlling shareholder for its shares exceeds the price offered in the tender offer required for the delisting, the selling controlling shareholder and the acquirer shall be jointly liable for collectively reimbursing the difference in price to shareholders that subscribed to such tender offer.

Both we and our controlling shareholder shall be required to register in the share register of the company, relative to the shares owned by the controlling shareholder, an annotation of encumbrance on the shares consisting in obligation of extending to other shareholders of the company the same price and payment conditions offered to the selling controlling shareholder.

Relisting Prohibition. In the event we delist from the Novo Mercado, the securities issued by our company may not be traded again on the Novo Mercado for a minimum period of two years, as of the date upon which the delisting was effected, except in the event of a change of corporate control of the company after its delisting from the Novo Mercado.

Sale of a Controlling Stake in Our Company

According to the rules of the Novo Mercado, the sale of control of our company, in one transaction or in a series of transactions, must contemplate an obligation by the acquirer to complete a public tender offer for the acquisition of all our other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A public tender offer is also required:

•	when there is an assignment of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of our control;

•	in case of a transfer of control by the controlling shareholder; and

•
when an existing shareholder acquires a controlling stake in us. Any shareholder that acquires control of us must conduct a public tender offer under the same terms and conditions offered by the selling controlling shareholders and shall reimburse the shareholders from whom the shares were acquired six months prior to the sale of control, the amount equivalent to the difference between the price paid to the selling controlling shareholder and the price paid on the stock exchange for our common shares.

The acquiring controlling shareholder, if applicable, shall, within six months of the acquisition of our control, take the necessary steps to guarantee a minimum public float of 25.0% of our total capital stock.

The controlling shareholder will not be able to transfer its shares, and the Company will not be able to register the transfer of these shares, until the buyer signs the relevant instruments approving adherence to the regulations of the Novo Mercado and acceptance of the Rules of the Market’s Arbitration Chamber.

Voting Rights Relating to our Shares

Each common share entitles the holder to one vote at meetings of shareholders.

Meetings of Shareholders

According to Brazilian law, shareholders must be previously notified through a notice published in three Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 15 days prior to the meeting scheduled date. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the bylaws may be held on the first notice only if shareholders holding at least two thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.

Pursuant to our bylaws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•	take the management accounts; examine, discuss and vote on the financial statements;

•	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and

•	elect the members of the statutory audit committee and, when applicable, the members of the board of directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require. Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the bylaws;

•	to decide on the appraisal of assets given by shareholders to pay up capital stock;

•	to decide on the Company’s transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

•	to suspend the rights of shareholders not in compliance with their duties imposed by law, the bylaws or the Novo Mercado Listing Rules;

•	to elect and remove, at any time, the board of directors and the statutory audit committee;

•	to determine the global or individual remuneration of the board of directors, board of executive officers and the statutory audit committee;

•	to annually take the accounts of the management and decide on the submitted financial statements;

•	to decide where the Company shall file a civil liability law suit against the management for losses in the Company’s assets as provided by law;

•
to resolve in compliance with all provisions of any law, the bylaws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;

•	to decide on the withdrawal from the register of publicly-held companies before the CVM;

•	to decide on the delisting of the Company from the Novo Mercado listing segment;

•	to choose a company to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation or delisting; and

•
to previously approve the execution of any agreements with a duration exceeding 12 months between the Company or its controlled companies, on the one hand, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other hand except when those agreements are governed by uniform clauses.

Board of Directors

According to our bylaws, our board of directors is comprised of at least five and at most nineteen permanent members. The following is a description of some of the provisions of our bylaws concerning the board of directors:

•
The board of directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$300 million, as set forth in Article 22, Item XVI;

•	The board of directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, as necessary; and

•	The board of directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the bylaws with respect to:

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification; or

•	disclosure of share ownership.

Board of Executive Officers

The executive officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our bylaws concerning the board of executive officers:

•	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•	the power to ratify, within the limits set forth in the bylaws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and

•
the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other  transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 million, provided that certain provisions of the bylaws are observed.

Dividend Rights

Under our bylaws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity.  We may also make additional distributions to the extent of available distributable profits and reserves. Our subsidiary TIM Celular is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our bylaws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting. First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its bylaws, create a discretionary reserve. bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The company’s bylaws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and Brazilian GAAP.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•
its management (board of directors and board of executive officers) and Fiscal Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•
the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

Payment of Dividends

We are required by law and by our bylaws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our board of directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising  withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	participate in a group of companies;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	split up, subject to the conditions set forth by Brazilian corporate law;

•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or

•	merge or consolidate ourselves with another company.

The redemption right expires 30 days after publication of the minutes of the relevant shareholders’ meeting. The shareholders would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Brazilian corporate law excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they are part of the BM&FBOVESPA Index or another stock exchange index (as defined by CVM). For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian corporate law. Currently, our common shares do not have a public float rate higher than 50%; accordingly dissenter’s withdrawal rights are applicable.

Unless otherwise provided in the bylaws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Preemptive Rights

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the board of directors in accordance with article 22, section 2 of the bylaws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or “Law No. 4,131,” or Resolution CMN 2,689. Registration under Law No. 4,131 or under Resolution CMN 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

Under Resolution CMN 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution CMN 2,689, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

Pursuant to Resolution CMN 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investment registration form;

•	obtain registration as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 2,689 must be:

•	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM; or

•	registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

In addition, securities trading by foreign investors pursuant to Resolution CMN 2,689 is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

On January 26, 2000, the Central Bank enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under Resolution CMN 2,689 are subject to the electronic registration with the Central Bank. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADS program was approved under the Annex V regulations by the Central Bank and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank and the CVM are complied with.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that such increases will not incur in the future or that the federal government will not impose similar restrictions on foreign repatriations in the future for similar or other reasons.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

J.P. Morgan Chase Bank, N.A. acts as the depositary for the American Depositary Shares. J.P. Morgan’s depositary offices are located at 1 Chase Manhattan Plaza, Floor 58, New York 10005-1401. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be evidenced by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Itaú Unibanco S.A, located at Avenida Armando de Arruda Pereira, 707, 9th floor, Torre Eudoro Villela, Jabaquara, São Paulo, SP,  04344-902.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive five of our common shares on deposit with the custodian. An ADS also represents the right to receive any other securities, cash or property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that evidences your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals.

Neither the Depositary, the Custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may directly hold your ADSs either by means of an ADR registered in your name, indirectly through a brokerage or safekeeping account, or directly through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”).

The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or “DTC,” the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” Only persons in whose name ADRs are registered on the books of the depositary will be treated by us and the depositary as ADR holders. When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of underlying common shares that your ADSs represent as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders on an averaged or other practicable basis, subject to  (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

The depositary will apply the same method for distributing the net proceeds of the sale of any property or securities (such as undistributed rights) received by the custodian as a distribution in respect of securities on deposit.

Distributions of Shares

Whenever we make a dividend or free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will distribute to holders new ADSs representing the common shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be aggregated and sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed. No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing rights to acquire additional ADSs.  However, if we do not timely furnish such evidence, the depositary may sell such rights if practicable and distribute the net proceeds in the same way it distributes cash, or if the sale of such rights cannot practicably be accomplished by reason of the nontransferability of the rights, limited markets therefor, their short duration or otherwise, the depositary may allow such rights to lapse, in which case you will receive nothing.

You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

To the extent the depositary determines in its discretion that any distribution is not practicable with respect to any ADR holder, the depositary may make such distribution as it deems practicable, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy  or sale of all or substantially all of our assets.

If any such change were to occur, the depositary may choose to either (i) amend the form of ADR; (ii) distribute additional or amended ADRs; (iii) distribute cash, securities or other property it has received in connection with such actions; (iii) sell any securities or property received and distribute the proceeds as cash; or (iv) do  none of the foregoing. If the depositary does not choose any of the foregoing, any of the cash, securities or other property it receives shall constitute part of the deposited securities and each ADR will then represent a proportionate interest in such property.

Issuance of ADSs upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and other charges of the depositary, any governmental charges and taxes payable for the transfer of the common shares to the custodian, and any; stock transfer or registration fees for the registration of transfer of the common shares on any applicable register. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The common shares are validly issued and outstanding, fully paid, non-assessable and free of preemptive rights.

•	You are duly authorized to deposit the common shares.

•
The common shares presented for deposit are not “restricted securities” (as defined in the deposit agreement) unless at the time of deposit such common shares may be freely transferred pursuant to Rule 144 under the Securities Act and may otherwise be offered and sold freely in the United States.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary, and  to have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, provided that in either case you must also:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States;

•
provide such other information as the depositary may deem necessary or proper including without limitation information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the form of ADR, as the depositary may deem necessary or proper;

•
comply with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are deemed desirable by us, the depositary or the custodian to facilitate compliance with any applicable rules or regulations of the Banco Central do Brasil, or the “Central Bank” or Comissão de Valores Mobiliários or the “CVM,” and

•
pay any stock transfer or other tax or other governmental charge, any stock transfer or registration fees in effect for the registration of transfers of common shares upon any applicable register, and  any applicable charges as provided in the deposit agreement, upon the transfer of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s office. Your ability to withdraw the common shares is subject to the provisions of or governing the deposited securities, including the Company's estatuto or applicable law. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. The withdrawn common shares will be delivered at the office of the custodian or, at your request, risk and expense, the depositary may deliver such common shares at such other place as you may request. Once canceled, the ADSs will not have any rights under the deposit agreement.

•
If you hold ADSs registered in your name, the depositary may ask you to (i) provide proof of identity and genuineness of any signature, (ii) provide such other information as the depositary may deem necessary or proper including without limitation information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the form of ADR, as the depositary may deem necessary or proper, and (iii) comply with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are deemed desirable by us, the depositary or the custodian to facilitate compliance with any applicable rules or regulations of the Central Bank or the CVM.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•
Temporary delays that may arise because (1) the transfer books for the common shares or ADSs are closed, or (2) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or governmental regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Suspension of Certain Actions by Depositary

The depositary may suspend the issuance of ADRs, the acceptance of deposits of common shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of deposited securities, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary or by us.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Capital Stock—Rights of Common Shares.”

As soon as practicable after receipt from us of notice of any meeting or solicitation of consents or proxies, the depositary shall mail to you a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR holder on the record date set by the depositary will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the securities represented by the holder’s ADSs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us.  Upon receipt of instructions of a holder in the manner and on or before the date established by the depositary for such purpose, the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted the deposited securities represented by such holder’s ADSs in accordance with such instructions.  The depositary will not itself exercise any voting discretion in respect of any deposited securities.

We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Record Dates

The Depositary may, after consultation with us, if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding record date set by us for the determination of the ADR holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses provided for in the deposit agreement, as well as for the determination of the ADR holders who shall be entitled to receive any distribution on or in respect of deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such holders shall be so entitled or obligated.

Fees and Charges

The depositary may charge each person to whom ADS are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be).  The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

Additionally, the following charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of $1.50 per ADR or ADRs for transfers made pursuant to the deposit agreement;

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the issuance of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to the ADR holders entitled thereto;

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an aggregate fee of US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against registered holders of ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such currency).

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The fees described above may be amended from time to time by agreement between us and the depositary.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary will reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement and may, in the future, remit to us a portion of the depositary fees charged, in each case, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. Any amendments or supplements to the deposit agreement which imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of holders of ADSs does not become effective until the expiration of 30 days after notice of such amendment or supplement has been given to holders of ADSs. If a holder of ADRs continues to hold ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Any amendments or supplements will be deemed not to prejudice any substantial rights or ADR holders if they (i) are reasonably necessary for the ADSs to be registered under the Securities Act or for the ADSs or common shares to be eligible for book-entry settlement, and (ii) in each case do not impose or increase the fees and charges you are required to pay. In addition, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

The deposit agreement cannot be amended to impair your right to withdraw the common shares represented by your ADSs (except in order to comply with mandatory provisions of applicable law).

The depositary may resign by delivery of written notice to us of its election to do, and we may remove the  depositary by delivery of written notice to the depositary of such removal. Upon the resignation or removal of the depositary, the depositary may, and shall at our written direction, terminate the deposit agreement  In either case, the depositary must give notice to the holders at least 30 days before termination. The depositary also has the right to terminate the deposit agreement, upon 30 days’ written notice to us and the holders, in the event that the depositary or the custodian shall be advised in writing by reputable independent Brazilian counsel that the depositary or the custodian reasonably could be subject to criminal, or material, as reasonably determined by the depositary, civil liabilities as a result of our having failed to provide any information or documents reasonably available only through us. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary and its agents will perform no further acts under the deposit agreement except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn.  As soon as practicable after the expiration of six months from the date of termination, the depositary shall sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs who have not yet surrendered their ADRs.  After making such sale, the depositary shall have no further obligations in respect of the deposit agreement, except to account for such net proceeds and other cash.

Disclosure of Interests

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities and other securities, and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the depositary in its compliance with any instructions from us in respect thereof.

Books of Depositary

The depositary or its agent will maintain at a designated transfer office a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of the business of our company or matters relating to the deposit agreement.

The depositary will maintain in New York facilities for the delivery and receipt of ADRs. The ADR register may be closed from time to time when deemed expedient by the depositary or requested by us.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Neither we nor the depositary nor our agents will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United  States, the Federative Republic of Brazil or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent or delay or cause any of us, the depositary or our agents to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provides shall be done or performed by it (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs, including any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations without gross negligence or bad faith;

•
it takes any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of ADRs, or any other person believed by it to be competent to give such advice or information;

•	it fails to determine that it may be lawful or feasible to make rights available to holders in general or to any holder in particular; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs.  We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise.  Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

The depositary has no obligation to inform ADR holders or any other holders of an interest in an ADS about the requirements of Brazilian law, rules or regulations or any changes therein or thereto.

Neither the depositary nor any of its agents shall be liable to holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.  Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners of ADRs on account of their ownership of ADRs or ADSs.

The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any holder or holders of ADRs, any ADR or ADRs or otherwise related to the deposit agreement to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary shall not incur liability for the content of any information submitted to it by us or on our behalf for distribution to the holders of ADRs or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us.

The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote.

The depositary and its agents may own and deal in any class of securities or our company or our affiliates and in ADRs.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions.” Each pre-release transaction will be subject to a written agreement whereby the recipient of pre-released ADSs agrees with the depositary that such recipient (a) owns the common shares that are to be delivered by the recipient under such pre-release, (b) assigns all beneficial right, title and interest in such common shares to the depositary, (c) holds such common shares for the account of the depositary and (d) will deliver such common shares to the Custodian as soon as practicable and promptly upon demand therefor.  Each pre-release transaction will at all time s be fully collateralized (marked to market daily) with cash or U.S. government securities held by the depositary for the benefit of the ADR holders (but such collateral shall not constitute deposited securities). The number of ADRs involved in pre-release transactions at any one time shall not evidence more than 30% of all ADSs (excluding those evidenced by pre-released ADRs), provided that the depositary may change or disregard such limit from time to time as it deems appropriate.  The depositary may retain for its own account any earnings on collateral for pre-released ADRs and its charges for issuance thereof.

Taxes

You will be responsible for the taxes and other governmental charges payable by the custodian or the depositary with respect to the ADRs, any deposited securities represented by the ADSs or any distribution thereon. The depositary may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and shall distribute any remaining net proceeds or the balance of such property or securities to the holders entitled thereto. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to effect any registration, registration of transfer, split-up or combination of ADRs or any withdrawal of deposited securities until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian and our respective directors, employees, agents and affiliates for any claims with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you.

Available Information

The deposit agreement, the provisions of or governing deposited securities and any written communications from us, which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders at the offices of the depositary and the custodian.  The depositary will mail copies of such communications (or English translations or summaries thereof) to ADR holders when furnished by us.

Governing Law

The deposit agreement is governed by and shall be construed in accordance with the laws of the State of New York.  In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

JPMorgan Chase Bank, N.A.

The depositary is JPMorgan Chase Bank, N.A.  JPMorgan Chase Bank, National Association, or “JPMCB,” is a wholly-owned bank subsidiary of JPMorgan Chase & Co., a Delaware corporation. JPMCB is a commercial bank offering a wide range of banking services to its customers both domestically and internationally.  It is chartered, and its business is subject to examination and regulation, by the Office of the Comptroller of the Currency, a bureau of the United States Department of the Treasury. It is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation.

Effective July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase & Co., the surviving corporation in the merger, pursuant to the Agreement and Plan of Merger dated as of January 14, 2004.

Prior to November 13, 2004, JPMCB was in the legal form of a banking corporation organized under the laws of the State of New York and was named JPMorgan Chase Bank. On that date, it became a national banking association and its name was changed to JPMorgan Chase Bank, National Association, the “Conversion.” Immediately after the Conversion, Bank One, N.A. (Chicago) and Bank One, N.A. (Columbus) merged into JPMCB.

Additional information, including the most recent Form 10-K for the year ended December 31, 2010, of JPMorgan Chase & Co. and additional annual, quarterly and current reports filed with the Securities and Exchange Commission by JPMorgan Chase & Co., as they become available, may be obtained from the Securities and Exchange Commission’s Internet site (http://www.sec.gov), or without charge by each person to whom this Official Statement is delivered upon the written request of any such person to the Office of the Secretary, JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

TAXATION

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold common shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the federal income tax laws of the United States thereunder as of the date hereof, both of which are subject to change. Holders of common shares or ADSs should consult their own tax advisers as to the tax consequences of the ownership and disposition of common shares or ADSs in their particular circumstances.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of common shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax adviser about the Brazilian tax consequences of investing in common shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of common shares underlying ADSs or (ii) to a non-Brazilian holder in respect of common shares will generally not be subject to Brazilian income tax withholding.

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if made by investors domiciled in a Low or Nil Taxation Jurisdiction (see discussion below under “—Discussion on Low or Nil Tax Jurisdictions”) . Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate of 15% or 25%, depending on the circumstances.  Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax or subject to income tax at a rate of 15% if the gain is realized by a Low or Nil Taxation Jurisdiction Holder. Gains realized through transactions on Brazilian stock exchanges are otherwise subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a Low or Nil Taxation Jurisdiction. Non-Brazilian holders should consult their own advisors on the applicable income tax rate.

Non-Brazilian holders of common shares registered under Resolution CMN 2,689 (which, pursuant to Resolution 1,927, includes ADSs) and which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment as described above if the investor has:

•	appointed a representative in Brazil with power to take action relating to the investment in common shares;

•	registered as a foreign investor with the CVM; and

•	registered its investment in common shares with the Central Bank.

Under Resolution CMN 2,689, securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading are restricted under Resolution CMN 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution CMN 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

There can be no assurance that the current preferential treatment for non-Brazilian holders of common shares under Resolution CMN 2,689 will be maintained.

Gain on the disposition of common shares, subject to the tax treatment described above, is measured by the difference between the amounts in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

There is a possibility that gains realized by a non-Brazilian holder upon the redemption of common shares will be treated as gains from the disposition of such common shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%, or 25% if realized by investors resident in a Low or Nil Taxation Jurisdiction.

Any exercise of preemptive rights relating to common shares or ADSs should not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to common shares should be subject to the same tax treatment applicable to a sale or disposition of our common shares.

The deposit of common shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than

•	the average price per common share on the BM&FBOVESPA on the day of the deposit; or

•	if no common shares were sold on that day, the average price per common share on the BM&FBOVESPA during the fifteen preceding trading sessions.

The difference between the amount previously registered and the average price of the common shares, calculated as set forth above, may be considered by the tax authorities as a capital gain subject to income tax. Unless the common shares were held in accordance with Resolution CMN 2,689, in which case the exchange would be tax-free, the capital gain will be subject to income tax at the following rates: (i) 15%, for gains realized through transactions that were conducted on Brazilian stock exchanges; or (ii) 15%, or 25% if realized by investors resident in Low or Nil Taxation Jurisdiction , for gains realized through transactions in Brazil that were not conducted on the Brazilian stock exchanges.

The cancellation of ADSs in exchange for common shares is not subject to Brazilian income tax, but is subject to the IOF/Exchange tax as described below. If such non-Brazilian holder does not qualify under Resolution CMN 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of common shares.

There can be no assurance that the current favorable tax treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

For purposes of Brazilian law, low or nil tax jurisdictions are countries and jurisdictions that do not tax income or that have a maximum income tax rate lower than 20%. Since 1998, the Brazilian Internal Revenue Service has issued acts expressly listing the countries/jurisdictions that are to be considered low tax jurisdictions for Brazilian tax purposes. Currently, the tax authorities have deemed approximately 65 countries to be low tax jurisdictions pursuant to Normative Instruction 1,037/2010, article 1. These countries include the Bahamas, the British Virgin Islands, the Cayman Islands, Hong Kong and Singapore.

Under Brazilian tax legislation, holders domiciled in low or nil tax jurisdictions are: (1) subject to a higher rate of withholding tax on income and capital gains; (2) not entitled to exemptions for investments in the Brazilian capital markets; (3) subject to automatic application of transfer pricing rules in transactions with Brazilian legal entities that are resident in Brazil; and (4) subject to thin capitalization rules on debt with legal entities that are resident in Brazil.

On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” which is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20.0%; (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; (3) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (4) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. According to article 2 of Normative Instruction 1,037/2010, LLCs incorporated in the United States, among others, are listed as privileged tax regimes by the tax authorities.

In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction. The provisions of Law No. 11,727/08 that refer to the “privileged tax regime” came into effect on January 1, 2009. Although we are of the opinion that the concept of privileged tax regime should not affect the tax treatment of a non-resident shareholder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of privileged tax regime will extend such concept to the tax treatment of a non-resident shareholder described above.

Prospective purchasers should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Instruction No. 1,037/2010 and of any related Brazilian tax laws or regulations concerning low or nil tax jurisdictions and privileged tax regimes.

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation's capital as an alternative form of making dividend distributions. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

•
50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before (1) making any deduction for corporate income taxes paid and (2) taking such distribution into account; or

•	50% of retained earnings for the year prior to the year in respect of which the payment is made.

Payments of interest on capital are decided by the shareholders on the basis of recommendations by our Board of Directors.

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the Depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries domiciled in low or nil tax jurisdictions, whose payments are subject to withholding at a 25% rate.

No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the common shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions, or the “IOF/Exchange Tax”

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The Brazilian government increased the tax rate related to foreign investments in the Brazilian financial and capital markets to 6.0%,  including investments made pursuant to Resolution CMN 2,689, with an exception made for the inflow of funds in connection with variable income investments carried out within BM&FBOVESPA which is subject to a less burdensome 2.0% IOF/Exchange rate. As a result, any non-Brazilian holder will be subject to a 2.0% tax upon transferring foreign currency to Brazil to purchase our common shares within BM&FBOVESPA. Such 2.0% IOF/Exchange rate also applies on the symbolic and simultaneous foreign exchange transaction required for the purpose of cancellation of ADSs in exchange for common shares.

The outflow of funds from Brazil related to investments carried out pursuant to Resolution CMN 2,689, including for dividend payments and returns of capital, remains subject to the 0% rate. In any case, the Brazilian Government is permitted to increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on transactions involving bonds and securities, or the “IOF/Bonds Tax”

Brazilian law imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving the deposit of common shares in exchange for ADSs is currently 1.5%. The rate is applied to the product of the number of common shares received and the closing price for those shares on the date prior to the transfer, or if such closing price is not available, the last available closing price for such shares.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. The discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities or foreign currencies who use a mark-to-market of tax accounting;

•	persons holding common shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including an “individual retirement account” or Roth IRA;

•	persons holding shares in connection with a trade or business conducted outside of the United States; or

•	persons holding common shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal tax purposes, is a beneficial owner of common shares or ADSs that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether a favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at a favorable rate.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares or ADSs will be capital gain or loss. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations – Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gains from the sale or exchange of common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources.

Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Bond Tax and the IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2010 taxable year and it does not expect to become a PFIC for its 2011 taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of common shares or ADSs to the extent in excess of 125% of the average of the annual distributions on common shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether the Company is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC.

Pursuant to a recent amendment to the Code, if the Company were a PFIC in any taxable year, a U.S. Holder may be required to file an annual informational report with the Internal Revenue Service, or the “IRS.”

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of common shares or ADSs.

U.S. HOLDERS OF OUR COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

LEGAL MATTERS

The validity of the common shares and certain other matters of Brazilian law will be passed upon for us by Lefosse Advogados, São Paulo, Brazil. Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell LLP, São Paulo, Brazil.

EXPERTS

The financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) as of December 31, 2010 incorporated in this prospectus by reference to the Annual Report on Form 20-F/A for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC). The business address of PricewaterhouseCoopers Auditores Independentes is Avenida José da Silva de Azevedo Neto, 200 - Torre Evolution IV, 2nd floor, Rio de Janeiro - RJ, Brazil 22775-056.

The consolidated balance sheet of TIM Participações S.A. as of January 1, 2009 appearing in the TIM Participações S.A. Annual Report on Form 20-F/A for the year ended December 31, 2010, have been audited by Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, as set forth in their report thereon, included herein, and incorporated herein by reference. Such consolidated balance sheet is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young Terco Auditores Independentes S.S. is a member of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC).  The business address of Ernst & Young Terco Auditores Independentes S.S. is Praia de Botafogo, 300, 13th floor, 22250-040, Rio de Janeiro, RJ, Brazil.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of Brazil. All of our directors and officers reside outside the United States.  Substantially all of our assets are located in Brazil. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Lefosse Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Tribunal of Justice). That confirmation will only be available if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the United States;

•
is issued by a court of competent jurisdiction after proper service of process on the parties, which must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of our absence has been given, as established pursuant to applicable law;

•	is not subject to appeal;

•	is for payment of a determined sum of money;

•	is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•	is not against Brazilian public policy, good morals or national sovereignty (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure its payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiça. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.